82-2372

02055500

ERG GROUP

Your ref
Our ref CMP-0014-01

3 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Australia Ltd

SEC MAIL PROCESSING RECEIVED OCT 15 2002 WASH, D.C. 101 SECTION

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange on 30 September 2002:

- ERG Financial Statements for the Year Ended 30 June 2002.

Yours faithfully

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

SUPPL

Clare Barrett-Lennard
Company Secretary

dlw 10/28

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr031002.doc

FACSIMILE

The contents of this fax are confidential and may only be used or disclosed by the addressee.

Your ref
Our ref CMP-0014-01

Fax 1300 300 021
Pages 78

ERG GROUP

30 September 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4 Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sirs

ERG Financial Statements for the Year Ended 30 June 2002

We attach the Financial Statements in relation to the year ended 30 June 2002.

The audit report, which is unqualified, refers to the emphasis of matter. The Directors have retained the emphasis of matter in relation to the significant uncertainty in the business included in the Financial Statements for the half-year ended 31 December 2001.

Due to the delays in tender awards and finalisation of contract awards in the transit industry, there is uncertainty as to timing of contracts and revenue generation from them. The Directors believe this is an issue which investors should be made fully aware of as it has impacted the financial position of the Group during the 2002 financial year.

The Directors have also elected to take up as a non-current liability the deferred consideration for the Proton World acquisition. This amount was disclosed as a contingent liability in the Preliminary Final Report (Appendix 4B) lodged with the Australian Stock Exchange. The Directors believe this treatment provides a better disclosure of this obligation to the market. The recognition of this liability has not affected the reported earnings and has been added to the goodwill in relation to the Proton World acquisition.

At the time of the Preliminary Results release in early September, the Company advised that it had put in place and was negotiating further financing arrangements. We confirm that final agreement has been signed with Babcock & Brown on the provision of financing. ERG has signed a loan agreement for a $30 million stand-by facility with Babcock & Brown where the initial funds can be drawn down once legal formalities, which are expected to be completed this week, have been satisfied.

As part of these arrangements, the Board of ERG will be strengthened by the appointment of Mr Robert Topfer as a Director. Mr Topfer is a Director of Babcock & Brown and has extensive international experience as a project and infrastructure financier, qualities that will assist significantly in the Group's ongoing restructuring and strengthening of the balance sheet.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

In addition, the Group has appointed Babcock & Brown as advisors to assist in the restructuring and strengthening of the Group's balance sheet and future funding requirements. Babcock & Brown is an international investment firm specialising in corporate finance, project financing and development, and structured finance and has successfully completed over US$190 billion of innovative financing for the world's largest corporate and government bodies. One of their particular areas of expertise is funding for large transit projects globally. Full details are available at www.babcockbrown.com.

The Directors also advise that finalisation of the settlement documents for the Melbourne scope creep claim is expected this week. Details of the settlement in respect of the Melbourne Automated Ticketing System were announced in June 2002. This will release the next tranche ($20 million) of payments to the Group.

Yours faithfully

Peter J Fogarty
Chief Executive

ERG GROUP FINANCIAL STATEMENTS



ERG
GROUP

ERG Limited's annual report consists of two documents – the Annual Review 2002 and the Financial Statements 2002. The Annual Review details the Group's operations and contains statutory information.

Notice of Annual General Meeting

The Annual General Meeting of ERG Limited will be held at the Parmelia Hilton, Mill Street, Perth, Western Australia on Thursday, 21 November 2002 at 1.30pm.

COMPANY INFORMATION

Board of Directors

A S Murdoch (Chairman)

Executive Director

P J Fogarty (Chief Executive Officer)

Non-Executive Directors

E L Bolto (Deputy Chairman)
G L Crew
D J Humann

Chief Financial Officer

R D Howson

Group Finance Strategist

Y S Kwa

Company Secretary

C L Barrett-Lennard

Registered Office

247 Balcatta Road
Balcatta Western Australia 6021
Telephone +61 8 9273 1100
Facsimile +61 8 9273 1189
Website www.erggroup.com
Email info@erggroup.com

Share Registry

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Telephone +61 8 9323 2000
Facsimile +61 8 9323 2033
Website www.computershare.com
Email perth.services@computershare.com.au

Auditors

PricewaterhouseCoopers
Level 19, QV1
250 St George's Terrace
Perth Western Australia 6000

Australian Stock Exchange Listing

Australian Stock Exchange Limited
(Home Exchange: Perth, Western Australia)

American Depositary Receipts

The Bank of New York
101 Barclay Street
New York NY 10286
Telephone +1 212 815 2276

Banks

Australia

Australia and New Zealand Banking Group Limited
Bank of Western Australia Limited
Deutsche Bank AG
Westpac Banking Corporation

International

ABN AMRO Bank
CBC Banque SA
Banksys SA
Fortis Bank
Hong Kong Shanghai Banking Corporation Limited
National Westminster Bank plc

FINANCIAL STATEMENTS 2002

Contents

DIRECTORS' REPORT

The Directors present their report on the consolidated entity consisting of ERG Limited (ERG) and the controlled entities it controlled at the end of, or during, the year ended 30 June 2002.

Details of Directors

The names and particulars of the Directors of ERG in office throughout the year and at the date of this report are summarised on page 9 in the *Annual Review 2002*.

Principal Activities

The principal continuing activities of ERG and its controlled entities during the year were:

- marketing, installation and service of automated fare collection equipment and systems;
- smart card systems and services;
- licensing of technology;
- research and development; and
- management and investment.

Results and Dividends

Consolidated Result

The consolidated (loss) profit from ordinary activities after income tax for the year, attributable to members of ERG, was:

	2002 $000	2001 $000
Consolidated (loss) profit from ordinary activities after income tax	(249,799)	6,107
Net loss attributable to outside equity interest	5,920	–
Net (loss) profit attributable to the members of ERG Limited	(243,879)	6,107

Dividends

- Final Dividend
  - The Directors do not intend to declare a dividend in respect of the financial year ended 30 June 2002.
- Dividends Paid During the Year
  - The 2001 final ordinary dividend of $6,373,874 (1 cent per fully paid share) referred to in the Directors' Report dated 27 September 2001 was paid on 30 November 2001.

Review of Operations

ERG operates in a significant global industry and is placed at the forefront of smart card technology. The nature of the infrastructure projects in which ERG is involved demands very significant capital investment. Funding of these investments for the appropriate quantum, term and cost has been and continues to be a key focus of the Directors.

The level of funding required and the long-term nature of the supply and operating contracts conducted by ERG are a significant and inherent risk in ERG's business.

The recoverability of the non-current assets arising from these endeavours depends on future events which involve risks and uncertainties, some of which are outside the control of ERG. These events may include economic conditions in the markets in which ERG is operating, and the timing and results of tender decisions dictated by customers.

As referred to in note 1(a) of these financial statements, the Directors advise there is a significant uncertainty as to whether the parent entity and the consolidated entity will continue as going concerns as a result of these risks. The Directors believe that the Group will succeed in securing additional banking and finance facilities and be successful in exploiting and commercialising its smart card and electronic ticketing solutions. Accordingly, the financial statements have been prepared on a going concern basis.

In order to provide sufficient funds to alleviate these risks and uncertainties, an agreement has been signed with Babcock & Brown for a $30,000,000 stand-by facility.

DIRECTORS' REPORT

In addition, ERG has appointed Babcock & Brown as advisors to assist in future funding requirements. Babcock & Brown is an international investment firm specialising in corporate finance, project financing, and development and structured finance and has successfully completed over US$190 billion of innovative financing for the world's largest corporate and government bodies. One of its particular areas of expertise is funding for large transit projects globally.

As part of these arrangements, the Directors of ERG will be strengthened by the appointment of Mr Robert Topfer as a Director. Mr Topfer is a Director of Babcock & Brown and has extensive international experience as a project and infrastructure financier, qualities that will assist significantly in ERG's ongoing restructuring and strengthening of the statement of financial position.

ERG's strategy is to design and complete the delivery of large and complex automated fare collection and smart card systems on an international scale. This strategy will be better supported by the growth in ERG's statement of financial position from the funding facilities to be provided by Babcock & Brown.

A detailed Review of Operations is set out on pages 12 to 21 in the *Annual Review 2002*.

Significant Changes in the State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

	2002 $000
(a) Increases in contributed equity arising from:	
Renounceable rights issue of 207,974,122 ordinary shares	103,986
Issue of 75,541,480 shares as partial consideration for the acquisition of Proton World International SA (PWI)	21,152
Conversion of 4,350,000 convertible notes into 13,050,000 ordinary shares	7,178
Issue of 2,754,146 ordinary shares under the Dividend Reinvestment Plan	1,432
(b) Acquisition of remaining 90 per cent of the issued capital of PWI for a purchase consideration comprising a mixture of cash and shares to the value of $142,320,000. Included in this purchase consideration are deferred cash settlements of $38,701,000 payable within one year and $38,022,191 payable on 16 March 2005.	
Refer to notes 40 and 44 for full details on the PWI acquisition.	

Matters Subsequent to the End of the Financial Year

A loan agreement for a $30,000,000 stand-by facility has been signed with Babcock & Brown at the date of this report. Babcock & Brown has extensive experience in funding large transit projects globally. The company has also been appointed as advisor to assist in the statement of financial position restructuring, strengthening and realisation of the value of assets owned by the Group and future funding requirements. The initial drawdown on the facility can be made once legal formalities have been satisfied.

The consolidated entity announced last year that Integrated Transit Solutions Ltd (ITS) had been selected as the preferred proponent for the New South Wales Department of Transport Sydney Integrated Ticketing System (SITS) Project. ITS is the joint venture vehicle formed by the parent entity and Motorola Inc to bid for the SITS contract. Completion of this contract has been delayed due to litigation directed by a competitor against the New South Wales Department of Transport. A recent court decision was delivered in favour of the New South Wales Government. The consolidated entity has incurred $6,637,533 of tender costs which have been included in project contract/work-in-progress costs at 30 June 2002 following the announcement of ITS being selected as the preferred proponent for the SITS project.

On 12 September 2002, the consolidated entity announced that the holders of its unlisted convertible notes agreed to convert some or all of their holdings into ERG ordinary shares. The effect of the conversion is to reduce ERG's liability on maturity of these notes with $22,817,831 face value at 30 June 2002 to the extent that the notes are converted.

ERG originally issued 18,178,989 five-year 8 per cent convertible notes at $1.65 to Motorola Inc on 16 October 1997, with a maturity date of 15 October 2002. During the term of these notes, Motorola converted 4,350,000 notes into ordinary shares and sold a further 8,000,000 notes to two financial institutions. As a result, there were 13,828,989 notes on issue as at the balance date, of which Motorola held 5,828,989. The two financial institutions and Motorola have agreed to convert their holdings into ordinary shares in certain circumstances and the date for conversion has been extended to 15 November 2002. The notes are convertible at the rate of one note for three ordinary shares providing an effective share conversion price of $0.55.

If all the notes are converted, ERG will issue 41,486,967 new ordinary shares to the three convertible noteholders. The noteholders will be entitled to a payment from ERG based on the difference between $0.55 and the sale price of ERG's shares. Any notes not converted will be redeemed on or before 15 November 2002 (or such later date as is agreed between the holder and ERG).

DIRECTORS' REPORT

Subsequent to the end of the financial year, the consolidated entity announced it had been awarded the contract to install a smart card based fare collection system for the Las Vegas Monorail project. The contract, valued at US$6,000,000, has been awarded to ERG by Bombardier Transportation, a unit of Bombardier Inc, a Canadian-based diversified manufacturing and service company.

The system will cater for contactless smart cards as well as magnetic tickets for single journeys. In conjunction with the ticketing system, ERG has been contracted to install its central computer processing system. The total system will be capable of expansion into multiple applications for smart cards including electronic purses for casinos, security access and loyalty schemes.

Subsequent to the end of the financial year, the €12,000,000 payable to Banksys on the Proton World International SA aquisition was restructured as follows: €1,000,000 will be paid on 30 November 2002; €5,000,000 was deferred for one year; and €6,000,000 payable on 15 March 2003 has been deferred to 15 March 2004.

These events did not have a financial impact in the year ended 30 June 2002.

At the date of this report, other than as already detailed, no matters or circumstances have arisen since 30 June 2002 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 30 June 2002 of the consolidated entity constituted by ERG and entities it controls from time to time; or
- the results of those operations; or
- the state of affairs in the financial year subsequent to 30 June 2002 of the consolidated entity.

Environmental Regulation

Following a review of the consolidated entity's operations, the Directors confirm that there are no particular environmental obligations to which ERG or its controlled entities are subject, outside of the usual common law and legislative requirements.

Directors' and Executives' Emoluments

The Remuneration Committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's diverse operations.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amounts approved by shareholders from time to time.

Performance-related bonuses are available to executives up to a maximum of 50 per cent of base salary. Bonuses are not payable to Non-Executive Directors.

Details of the nature and amount of each element of the emoluments of each Director of ERG and each of the five officers of the consolidated entity receiving the highest emoluments are set out in the following tables.

Non-Executive Directors of ERG Limited

Name	Directors' Base Fee $	Superannuation $	Consultancy $	Total $
A S Murdoch – Chairman	93,500	7,480	–	100,980
E L Bolto – Deputy Chairman	54,000	4,320	28,875	87,195
D J Humann	54,000	4,320	186,422	244,742
G L Crew	44,000	3,520	–	47,520

Executive Director of ERG Limited and the Consolidated Entity

Name	Base Consulting Fee $	Bonus $	Total $
P J Fogarty – for the services of LTC Management Pty Ltd	950,000	–	950,000

Other Executives of the Consolidated Entity

Name	Position	Base Salary $	Bonus $	Superannuation $	Other $	Total $
V J Miners	Chief Technology Officer	462,469	–	36,998	97,830	597,297
F R Carbonez	Chief Executive Officer – ERG Transit Systems Europe	480,886	–	–	–	480,886
G Constable	Global Head of Research and Knowledge Management	320,171	–	22,412	83,600	426,183
J J Krasnodebski	Chief Technical Architect – ERG Transit Systems (USA)	320,171	–	22,412	83,600	426,183
A E Linkens	Managing Director – EMEA (Europe, Middle East & Africa)	256,340	40,760	37,475	16,944	351,519

There are no executives of ERG Limited.

Information on the options granted, including the number of options granted to Directors and other executives, is set out in the following sections of this report.

Likely Developments and Expected Results of Operations

The consolidated entity intends to continue with the various activities outlined under Principal Activities concentrating on growth of the key activities; namely, in the areas of automated fare collection equipment, smart card systems and services, and technology licensing.

Share Options Granted to Directors and the Most Highly Remunerated Officers

Options over unissued ordinary shares of ERG granted during, or since the end of, the financial year to any of the Directors or the five most highly remunerated officers of the parent entity and consolidated entity as part of their remuneration were as follows:

Officers	Position	Exercise Price	Options Issued
V J Miners	Chief Technology Officer	–	–
F R Carbonez	Chief Executive Officer – ERG Transit Systems Europe	–	–
G Constable	Global Head of Research and Knowledge Management	–	–
J J Krasnodebski	Chief Technical Architect – ERG Transit Systems (USA)	–	–
A E Linkens	Managing Director – EMEA (Europe, Middle East & Africa)	$0.40	1,636,800

Shares Under Option

At the date of this report unissued ordinary shares of the parent entity under option are:

Expiry Date	Exercise Price	Number of Options
26 October 2002	$0.93	450,000
11 January 2003	$2.59	30,000
12 January 2003	$2.61	15,000
13 January 2003	$2.62	57,000
14 January 2003	$2.70	45,000
17 November 2003	$3.18	3,000
15 March 2007	$0.38	1,000,000
9 December 2008	$0.37	3,750,000
11 December 2008	$0.38	75,000

Expiry Date	Exercise Price	Number of Options
1 January 2009	$0.40	7,437,210
16 July 2009	$0.93	2,190,000
30 August 2009	$1.19	330,000
26 November 2009	$2.60	75,000
29 November 2009	$2.60	75,000
2 December 2009	$2.64	315,000
10 January 2010	$2.54	120,000
11 January 2010	$2.59	105,000
12 January 2010	$2.61	174,000
13 January 2010	$2.62	232,500
14 January 2010	$2.70	235,500
25 February 2010	$3.75	12,000
14 June 2010	$3.08	180,000
1 November 2010	$3.23	1,020,000
17 November 2010	$3.18	1,085,500
		19,011,710

The above options are exercisable after the expiration of two years after the date of grant. The options will expire on termination of the employee's employment or ten years after the date of grant.

In addition, the exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

During the year, 175,000 options have been exercised upon cessation of employment. There were no options issued during the year which have been exercised.

Interests in the Shares of the Parent Entity

As at the date of this report, the interests of the Directors in the shares of the parent entity were:

Name	Options	Listed Shares	Shares Issued Under the ERG Limited Employee Share Incentive Scheme (Unlisted)
A S Murdoch	–	785,000	–
P J Fogarty	3,750,000	6,226,243	5,250,000
E L Bolto	–	3,357,614	–
G L Crew	–	226,552	–
D J Humann	–	–	–

Directors' Meetings

To assist in the execution of responsibilities, and in addition to its regular meetings, the Board has established several committees including the Audit, Document Execution, and Remuneration Committees. Meetings are held as required.

The following table sets out the number of meetings of the parent entity's Directors held during the year ended 30 June 2002 and the number attended by each Director.

Name	BOARD MEETINGS		COMMITTEE MEETINGS					
			Audit		Document Execution		Remuneration	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
A S Murdoch	22	22	4	3	–	–	1	1
P J Fogarty	22	22	*	*	–	–	*	*
E L Bolto	22	21	4	4	–	–	1	1
G L Crew	22	21	4	4	–	–	1	1
D J Humann	22	20	4	4	–	–	1	1

* *Not a member of the Committee*

Indemnification and Insurance of Directors and Officers

Indemnification

The parent entity's Constitution provides for an indemnity of Directors, executive officers and company secretaries where liability is incurred in connection with the performance of their duties in those roles other than as a result of their negligence, default or breach of duty in relation to the consolidated entity. The indemnification will also meet the full amount of any such liabilities, including legal fees where that person is acquitted or where proceedings are withdrawn before judgment.

Insurance Premiums

The consolidated entity has paid insurance premiums in respect of Directors and officers' liability, legal expenses and insurance contracts for current Directors and officers, including executive officers and company secretaries of the consolidated entity; and Directors, executive officers and company secretaries of its controlled entities, other than for OneLink Holdings Pty Ltd and OneLink Transit Systems Pty Ltd which have their own Directors and officers' insurance policy. In addition, the consolidated entity's Directors and officers' insurance policy has been extended to cover officers serving as non-executive directors of AFC Equipment Co Pty Ltd, Prepayment Cards Limited, Triumphant Launch Sdn Bhd, Integrated Transit Solutions Ltd, Integrated Transit Solutions (Sing) Pte Ltd and ECard Pty Limited. In accordance with commercial practices, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premiums paid. The premium is included as part of Directors' remuneration in note 35.

Rounding of Amounts to Nearest Thousand Dollars

The parent entity is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and the financial report. Amounts in the Directors' Report and the financial report have been rounded off to the nearest thousand dollars or, in certain cases, to the nearest dollar, in accordance with that Class Order.

Signed in accordance with a resolution of the Board of Directors.

A S Murdoch
Chairman

P J Fogarty
Director

Perth, Western Australia, 30 September 2002

ERG LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2002

	Notes	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Revenue from ordinary activities	3	301,552	299,871	17,900	58,740
Expenses from ordinary activities	3	(514,499)	(264,171)	(246,374)	(16,290)
Borrowing costs	4	(29,703)	(22,936)	(27,954)	(20,986)
Share of net loss of associates accounted for using the equity method	46	(3,488)	(6,413)	–	–
(Loss) profit from ordinary activities before income tax	4	(246,138)	6,351	(256,428)	21,464
Income tax (expense) benefit	5(a)	(3,661)	(244)	3,509	(2,999)
(Loss) profit from ordinary activities after income tax		(249,799)	6,107	(252,919)	18,465
Net loss attributable to outside equity interest		5,920	–	–	–
Net (loss) profit attributable to members of ERG Limited	32(b)	(243,879)	6,107	(252,919)	18,465
Net exchange differences on translation of financial reports of foreign controlled entities	32(a)	(1,183)	(873)	–	–
Total changes in equity other than those resulting from transactions with owners as owners	34	(245,062)	5,234	(252,919)	18,465
		Cents	Cents		
Basic (loss) earnings per share	50	(31.7)	1.0		
Diluted (loss) earnings per share	50	(31.7)	1.0		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2002

	Notes	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Current Assets					
Cash assets	8	38,401	32,054	15	2,055
Receivables	9	124,650	163,255	6,380	27,665
Inventories	10	44,311	52,880	–	–
Other financial assets	11	15,793	–	–	–
Other	12	17,935	8,899	14	1,334
Total current assets		241,090	257,088	6,409	31,054
Non-Current Assets					
Receivables	13	64,847	23,964	391,937	468,277
Inventories	14	58,068	78,724	30,044	34,224
Investments accounted for using the equity method	15	5,355	65,351	–	–
Other financial assets	16	8,340	66,806	21,911	38,640
Property, plant and equipment	17	150,127	190,772	929	960
Deferred tax assets	18	–	23,593	–	135
Intangible assets	19	147,665	1,599	–	–
Other	20	522	3,584	–	3,136
Total non-current assets		434,924	454,393	444,821	545,372
Total assets		676,014	711,481	451,230	576,426
Current Liabilities					
Payables	21	99,102	84,354	6,239	6,228
Interest-bearing liabilities	22	78,217	13,000	42,818	–
Current tax liabilities	23	803	1,001	–	–
Provisions	24	11,970	16,258	813	7,130
Other	25	14,991	9	4,337	–
Total current liabilities		205,083	114,622	54,207	13,358
Non-Current Liabilities					
Payables	26	–	15,336	–	–
Interest-bearing liabilities	27	268,881	287,049	247,218	286,244
Deferred tax liabilities	28	–	19,625	–	3,644
Provisions	29	465	364	–	–
Other	30	49,838	1,300	–	–
Total non-current liabilities		319,184	323,674	247,218	289,888
Total liabilities		524,267	438,296	301,425	303,246
Net assets		151,747	273,185	149,805	273,180
Equity					
Parent entity interest					
Contributed equity	31	361,964	232,420	361,964	232,420
Reserves	32(a)	(4,016)	(2,833)	–	–
(Accumulated losses) retained profits	32(b)	(223,314)	20,565	(212,159)	40,760
Total parent entity interest		134,634	250,152	149,805	273,180
Outside equity interests in controlled entities	33	17,113	23,033	–	–
Total equity	34	151,747	273,185	149,805	273,180

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2002

	Notes	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Cash Flows from Operating Activities					
Receipts from customers		279,231	267,211	13,409	69,878
Payments to suppliers and employees		(300,609)	(235,229)	(4,386)	(8,225)
Dividends received		3	279	–	–
Interest received		3,303	9,490	2,668	8,761
Income tax refund received		110	–	–	–
Government grants received		1	866	–	–
Interest paid and borrowing costs		(24,215)	(21,056)	(23,121)	(19,107)
Research and development expenditure	7	(10,594)	(2,781)	–	–
Redundancy costs		(1,943)	–	–	–
Net cash (outflow) inflow from operating activities	48	(54,713)	18,780	(11,430)	51,307
Cash Flows from Investing Activities					
Research and development expenditure	7	(12,583)	(39,552)	–	–
Repayments from (advances to) associated entity		(2,170)	14,694	9,364	–
Payments for investment in associated entity		(13,983)	(2,751)	(13,983)	–
Payment for purchase of controlled entity, net of cash acquired	44	(7,455)	–	–	–
Proceeds from sale of business assets		–	8,832	–	–
Expenses relating to sale of business assets		–	(2,045)	–	–
Payment for purchase of technology licence		–	(1,599)	–	–
Payment for settlement of alliance agreement	48	–	(35,127)	–	(35,127)
Payments for property, plant and equipment		(14,911)	(73,985)	–	–
Payments for purchase of investments		(6,139)	(3,025)	–	(1,543)
Proceeds from sale of property, plant and equipment		795	7,814	–	–
Proceeds from sale of investment		22,604	–	–	–
Net cash outflow from investing activities		(33,842)	(126,744)	(4,619)	(36,670)
Cash Flows from Financing Activities					
Advances to controlled entities		–	–	(91,060)	(140,684)
Proceeds from issue of shares		99,954	2,851	99,954	2,851
Dividends paid		(4,885)	(3,765)	(4,885)	(3,765)
Repayment of other loans		(5,259)	(2,230)	–	–
Proceeds from commercial bills		45,000	8,000	45,000	8,000
Repayment of commercial bills		(35,000)	(4,731)	(35,000)	(3,000)
Repayment of finance lease principal		(1,321)	(5,667)	–	–
Net cash inflow (outflow) from financing activities		98,489	(5,542)	14,009	(136,598)
Net increase (decrease) in cash held		9,934	(113,506)	(2,040)	(121,961)
Cash at the beginning of the financial year		20,512	134,384	2,055	124,016
Effects of exchange rate changes on opening cash		(1,462)	(366)	–	–
Cash at the end of the financial year	8	28,984	20,512	15	2,055
Financing arrangements	48				
Non-cash financing and investing activities	49				

The above statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2002

1 Summary of Significant Accounting Policies

The financial report covers both ERG Limited as an individual entity and the consolidated entity consisting of ERG Limited and its controlled entities.

ERG Limited is a listed company, incorporated and domiciled in Australia. Its registered office and principal place of business is:

ERG Limited
247 Balcatta Road
Balcatta Western Australia 6021

A description of the nature of the consolidated entity's operations and its principal activities is included in the review of operations and activities on pages 12 to 21 in the *Annual Review 2002* and in the Directors' Report on pages 2 to 7 of this financial report.

(a) Basis of Preparation of Financial Report

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

The consolidated entity recorded a loss after income tax of $249,799,893 for the year ended 30 June 2002 and incurred a negative operating cash outflow of $54,713,000 during the same period. As recorded in note 4 the loss for the year included write-downs of the carrying value of a number of the parent and consolidated entities' assets amounting to $145,736,000.

The financial performance of the consolidated entity in the year ended 30 June 2002 resulted in both the parent entity and the consolidated entity breaching a number of banking covenants. The consolidated entity obtained a waiver in respect of these breaches. Subsequent to balance date the consolidated entity has repaid $20,000,000 of its banking facilities. The consolidated entity is currently negotiating with a number of parties in order to secure additional banking and finance facilities.

The continuing viability of the parent entity and the consolidated entity and their ability to continue as going concerns and to meet their debts and commitments as and when they fall due is dependent upon the ability of the consolidated entity to secure additional finance and banking facilities and to successfully exploit and commercialise its smart card and electronic ticketing solutions which involves risks and uncertainties, some of which are outside the control of the consolidated entity. These risks and uncertainties include economic conditions in the markets in which the consolidated entity operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and result of tender decisions, the ability of the consolidated entity to return to profitable trading and finance its operations, particularly in the short term.

There is significant uncertainty as to whether the parent entity and the consolidated entity will continue as going concerns and, therefore, whether they will realise their assets and settle their liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

The Directors believe that the parent entity and the consolidated entity will succeed in securing additional banking and finance facilities and be successful in exploiting and commercialising their smart card and electronic ticketing solutions and, accordingly, have prepared the financial report on a going concern basis. At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the financial report at 30 June 2002. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the parent entity and the consolidated entity not continue as going concerns.

(b) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising ERG Limited (the parent entity) and all entities which ERG Limited controlled during the year and at year-end. A list of controlled entities is shown in note 44.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commenced. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line dissimilar accounting policies which may exist.

The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position, respectively.

1 Summary of Significant Accounting Policies (continued)

(c) Investments

Interests in listed and unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in notes 1(b) and 1(e).

(d) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(p).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statement of financial performance.

(e) Equity Accounting of Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated statement of financial performance and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

(f) Income Tax

Tax effect accounting is applied whereby the income tax expense shown in the statement of financial performance is based on the profit (loss) before tax, adjusted for any permanent differences.

Timing differences, which arise from the recognition in the financial statements of items of revenue and expenditure in periods different to those in which they are assessable or allowable for income tax purposes, are brought to account as a provision for deferred income tax or future income tax benefit at the rates which are expected to apply when these timing differences reverse.

The future income tax benefit relating to timing differences is carried forward as an asset to the extent where realisation is considered beyond reasonable doubt. The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Companies Rules, this tax has been provided for in the financial report.

(g) Foreign Currency Transactions and Balances

Translation of Foreign Currency Transactions

Foreign currency transactions during the year are translated to Australian currency at the rate of exchange applicable at the date of the transactions. Except for specific hedges, foreign currency balances outstanding at balance date are translated at the rates of exchange ruling on that date. Resulting exchange gains and losses arising from such translations are reflected in the profit or loss for the year.

Specific Hedges

Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale, and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rate changes. Gains or costs arising at the time of entering into such hedging transactions are brought

1 Summary of Significant Accounting Policies (continued)

to account in the statement of financial performance over the lives of the hedges.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

Translation of Foreign Controlled Entities

Gains or losses on translation of the financial statements of financially dependent foreign operations are calculated using the temporal method. Such gains or losses are then taken into account in determining the profit or loss for the year. Translation of financial statements of operations deemed self-sustaining, being financially and operationally independent of ERG Limited, are translated using the current rate method and any exchange difference is taken directly to the foreign currency translation reserve.

(h) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and in banks and money-market investments readily convertible to cash within two working days and subject to an insignificant risk of change in value, net of outstanding bank overdrafts and current bank borrowings.

(i) Receivables

Trade Debtors

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 to 45 days from the date of recognition.

Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(j) Inventories

Manufactured inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials – purchase cost on a weighted average cost basis;
- finished goods and work in progress – costs of direct material, labour and a proportion of manufacturing overheads based on normal operating capacity; and
- project contract costs – pre-contract costs, direct materials, project management, engineering labour and direct and indirect overheads incurred on contracts of significant value and duration (a provision is raised against pre-contract costs until ERG has won the contract or is identified as the sole preferred tenderer).

(k) Recoverable Amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset exceeds its estimated recoverable amount, these assets are written down to their recoverable amount or a suitable provision is raised. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

The consolidated financial statements have been prepared taking into account the Directors' current assessment of the prospects for successful development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions.

Recoverability of the consolidated entity's recorded amounts for non-current assets depends on future events which involve risks and uncertainties, some of which are outside the control of the consolidated entity.

These events include economic conditions in the markets in which the consolidated entity operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and result of tender decisions and general achievement of the consolidated entity's business forecasts. The Directors have carefully considered the above factors and have reviewed the progress of the consolidated entity and its associates in achieving their business plans and forecasts to date. At this time the Directors are of the view that the outlook for continued successful development and commercialisation of the consolidated entity's technologies is positive and that the recorded amounts of the consolidated entity's non-current assets are not stated in excess of their recoverable amounts.

The Directors will continue to regularly monitor progress against plans and, where necessary, any required write-downs or provisions to reflect any diminution in the carrying value of these assets will be made.

1 Summary of Significant Accounting Policies (continued)

(l) Employee Share Incentive Scheme - Receivables

Amounts receivable under the terms of the ERG Limited Employee Share Incentive Scheme are disclosed as current where shares are available after a two-year escrowed term and the issue price is below the current market price for shares traded on the Australian Stock Exchange. Repayment of loan monies can be made any time after the two-year period. Shares outstanding and held by employees who terminate their employment within the two-year escrowed term are repurchased and cancelled by ERG Limited for the original subscription price.

(m) Property, Plant and Equipment

Cost

Property, plant and equipment are carried at cost and capitalised leasehold assets are included at the present value of the minimum lease payments.

Any gain or loss on the disposal of fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the result of the consolidated entity in the year of disposal.

Depreciation

Assets (other than freehold land) are depreciated to write off the net cost of property, plant and equipment at rates based upon their expected useful economic lives.

Depreciation is calculated on a straight-line basis. Estimates of remaining useful lives are made on a regular basis for all assets, with annual measurements for major items.

Major depreciation periods are:

- buildings – 25 to 40 years; and
- plant and equipment – 3 to 16 years.

Land and Buildings

The consolidated entity obtains a current valuation for its interests in land and buildings every three years based on an existing-use basis. Note 17 discloses the most recent valuation and the date of that valuation.

Where the carrying amount of land and buildings is in excess of the valuation, the decrement is recognised as an expense in the statement of financial performance.

Software Development Costs

Software development costs are carried at cost and are deferred to future periods where they are expected to be recovered beyond any reasonable doubt. Costs included the cost of all materials used, direct labour, borrowing costs incurred during development and an appropriate proportion of direct and indirect overheads.

These assets are amortised on a straight-line basis over the period during which the benefits are expected to arise which is currently ten years.

The unamortised balance of software development costs is reviewed at least at each balance date.

(n) Leasehold Improvements

The cost of improvements to, or on, leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at the reporting date are being amortised over eight years.

(o) Leased Non-Current Assets

Assets which are acquired under leases deemed to be "finance leases", which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to the ownership of the leased assets, are capitalised at the present value of the minimum lease payments and disclosed as leased plant and equipment.

Finance leases are capitalised by recording an initial asset and liability equal to the present value of the minimum lease payments including any guaranteed residual values. Leased assets are amortised over their expected useful lives using the straight-line method, or the period of the lease, whichever is the lesser. Lease payments are allocated between interest expense and lease liability.

Lease expenditure relating to leases deemed to be "operating leases" is expensed as incurred.

(p) Intangible Assets

Goodwill

Goodwill purchased is shown in the consolidated financial statements at cost less accumulated amortisation. Goodwill arising on consolidation is the excess of the fair value of the purchase consideration for shares in controlled entities over the fair value attributed to the identifiable net assets acquired, at the acquisition dates. Goodwill purchased and goodwill on consolidation are amortised on a straight-line basis over the period in which the future benefits are expected to arise. This is taken as being ten years.

Licences, Rights and Brand Names

Licences, rights and brand names are initially brought to account at the cost of acquisition and are amortised over their useful life. Current amortisation periods are five to ten years.

1 Summary of Significant Accounting Policies (continued)

(q) Research and Development

Expenditure on research and development is reported as a charge against operating profit or loss in the year in which the expenditure is incurred, except where future benefits are expected, beyond reasonable doubt, to exceed these costs.

Amortisation

Where research and development costs are deferred, they are amortised on a straight-line basis over the period of expected benefits. Current amortisation periods are ten years.

Grants

Grants and subsidies received in relation to research and development activities are offset against capitalised research and development costs.

(r) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Interest-Bearing Liabilities

Loans, commercial bills and other borrowings are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors and accruals.

On issue of convertible notes, the fair value of the liability component, being the obligation to make future payments of principal and interest to noteholders, is calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the fair value of the conversion option, is included in equity as other equity securities with no recognition of any change in the value of the option in subsequent periods. The liability is included in borrowings and carried on an amortised cost basis with interest on the notes recognised as borrowing costs on an effective yield basis until the liability is extinguished on conversion or maturity of the notes.

(t) Employee Entitlements

The estimated value of the shares issued under the Employee Share Incentive Scheme described in note 42 is not charged as an employee entitlement expense.

The contributions made to the superannuation funds by entities within the consolidated entity are charged against the profit or loss for the period when due.

Wages and Salaries, Annual Leave and Sick Leave

Liabilities for wages and salaries, annual leave and sick leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates applicable to national government guaranteed securities with the terms to maturity that match, as closely as possible, the estimated future cash outflows.

Superannuation

An accumulated superannuation plan exists with contributions from the consolidated entity to the accumulated benefit plans being calculated as a percentage of the employee's salary or wage. Contributions are legally enforceable. Entitlements paid to overseas employees by the overseas consolidated entities are made in accordance with the legal requirements and regulations of that country.

Pension Fund

A liability or asset in respect of a defined benefit pension fund is recognised, and is measured as the difference between the present value of employees' accrued benefits at the reporting date and the net market value of the superannuation fund's assets at that date. The present value of accrued benefits is based on expected future payments which arise from membership of the fund to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows. The amount charged to the statement of financial performance in respect of the pension fund represents the contributions made by the consolidated entity to the pension fund, adjusted by the movement in the liability or asset.

(u) Service Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. Amounts provided for are classified as current liabilities. The estimate is based on the consolidated entity's warranty costs experience over previous years.

1 Summary of Significant Accounting Policies (continued)

(v) Derivative Financial Instruments

The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements. Neither of these types of derivative financial instruments are recognised in the financial statements on inception. The accounting for forward foreign exchange contracts is in accordance with note 1(g).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest expense during the period and included in other debtors or other creditors at each reporting date.

(w) Revenue Recognition

Government Subsidies and Grants

Government subsidies and grants, based on part reimbursement for expenditure, are treated as revenue, except where they are offset against deferred research and development costs as set out in note 1(q). The significant proportion of these amounts is from:

- Export Market Development Grants;
- Research and Development Grants, where expenditure is not expensed as incurred; and
- Austrade and the International Trade Enhancement Scheme.

Sales and Long-Term Projects

Sales revenue is recognised at the point of final manufacture of product for which contracts are in place and delivery of the product is required under the contracts. Sales revenue is disclosed net of returns, trade allowances and duties and taxes paid.

In the case of long-term projects involving the supply of an automated fare collection system and infrastructure, revenue is recognised in accordance with the percentage of completion method and the state of completion is measured against clearly identifiable milestones and project deliverables.

Profit is accounted for by taking the percentage of completion of the total contract value and applying the percentage against the total current forecast profit for the project. Where it is probable that a loss will arise from a contract, the excess of total cost over revenue is recognised as an operating expense immediately.

Service Revenue

Service revenue is recognised once the service has been provided.

(x) Earnings per Share

Basic Earnings per Share

Basic earnings per share is determined by dividing the net (loss) profit after income tax attributable to members of ERG Limited by the weighted average number of ordinary shares outstanding during the financial year.

Diluted Earnings per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Change in Basis of Determining Earnings per Share

In previous years, basic earnings per share was determined using the profit from ordinary activities after income tax attributable to members of ERG Limited, thereby excluding extraordinary items from earnings. Diluted earnings per share in previous years adjusted the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year rather than adjusting the weighted average number of shares to include potential ordinary shares assumed to have been issued for no consideration.

The change in the basis for calculating earnings per share figures was made to comply with AASB 1027 Earnings per Share, issued in June 2001.

The earnings per share information for the year ended 30 June 2001 has been recalculated to present the comparative amounts on a consistent basis with the current financial year.

(y) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings;
- amortisation of discounts or premiums relating to borrowings;
- finance lease charges; and
- amortisation of ancillary costs incurred in the issue of convertible notes.

2 Segment Information

Business Segments

The consolidated entity is organised on a global basis into the following business segments:

Supply, Installation and Projects

The supply and installation of automated fare collection (AFC) systems throughout the world.

Infrastructure and Cards Business

The infrastructure segment of the business represents the source of long-term recurring revenue for the consolidated entity derived primarily from the outsourced operation and/or long-term maintenance of AFC systems once installed.

Research and Development, Corporate Support and Financing

This segment of the business provides the technology, financing and administrative support to the two operational segments outlined above.

Telecommunications

In the previous year, prior to the sale of the telecommunications business, the telecommunications segment provided telecommunications services.

Geographical Segments

The consolidated entity's business segments operate in the following three main geographical areas:

- Australasia – comprises operations in Australia, Hong Kong, Malaysia and Singapore. Australia is the home country of the parent entity and provides all of the consolidated entity's Corporate support.
- Canada and the United States – comprises operations in Canada and the United States.
- Europe – comprises operations in Belgium, France, Germany, Italy, Sweden and the United Kingdom.

	Supply, Installation & Projects $000	Infrastructure & Cards Business $000	R&D, Corporate Support & Financing $000	Telecoms $000	Intersegment Eliminations $000	Consolidated $000
Primary Reporting – Business Segments 2002						
Sales to customers outside the consolidated entity	136,554	139,325	(4,061)	–	–	271,818
Intersegment sales	14,914	–	2,165	–	(17,079)	–
Share of net loss of associates	–	(3,488)	–	–	–	(3,488)
Other revenue	3,844	616	25,274	–	–	29,734
Total segment revenue	155,312	136,453	23,378	–	(17,079)	298,064
Segment result before individually significant items	1,603	(37,031)	(22,385)	–	–	(57,813)
Borrowing costs	–	–	(29,703)	–	–	(29,703)
Individually significant items	(12,283)	(139,187)	(7,152)	–	–	(158,622)
Segment result	(10,680)	(176,218)	(59,240)	–	–	(246,138)
Unallocated expenses						–
Loss from ordinary activities before income tax						(246,138)
Income tax expense						(3,661)
Loss from ordinary activities after income tax						(249,799)

2 Segment Information (continued)

	Supply, Installation & Projects $000	Infrastructure & Cards Business $000	R&D, Corporate Support & Financing $000	Telecoms $000	Intersegment Eliminations $000	Consolidated $000
Segment assets	174,789	374,205	127,020	–	–	676,014
Unallocated assets						–
Total assets						676,014
Segment liabilities	56,302	72,183	394,979	–	–	523,464
Unallocated liabilities						803
Total liabilities						524,267
Investments in associates	–	5,355	–	–	–	5,355
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	29,529	36,515	173,689	–	–	239,733
Depreciation and amortisation expense	4,216	51,684	20,229	–	–	76,129
Other non-cash expenses	21,832	24,915	–	–	–	46,747

	Supply, Installation & Projects $000	Infrastructure & Cards Business $000	R&D, Corporate Support & Financing $000	Telecoms $000	Intersegment Eliminations $000	Consolidated $000
Primary Reporting – Business Segments 2001						
Sales to customers outside the consolidated entity	169,361	51,306	5,590	37,604	–	263,861
Intersegment sales	–	–	10,299	1,279	(11,578)	–
Share of net loss of associates	–	(6,413)	–	–	–	(6,413)
Other revenue	2,356	15	11,814	21,825	–	36,010
Total segment revenue	171,717	44,908	27,703	60,708	(11,578)	293,458
Segment result before individually significant items *	10,574	(25,102)	24,721	3,779	–	13,972
Borrowing costs	–	–	(22,936)	–	–	(22,936)
Individually significant items	–	4,159	5,985	5,171	–	15,315
Segment result	10,574	(20,943)	7,770	8,950	–	6,351
Unallocated expenses						–
Profit from ordinary activities before income tax						6,351
Income tax expense						(244)
Profit from ordinary activities after income tax						6,107

2 Segment Information (continued)

	Supply, Installation & Projects $000	Infrastructure & Cards Business $000	R&D, Corporate Support & Financing $000	Telecoms $000	Intersegment Eliminations $000	Consolidated $000
Segment assets	227,897	276,359	175,629	8,003	–	687,888
Unallocated assets						23,593
Total assets						711,481
Segment liabilities	59,765	29,813	328,092	–	–	417,670
Unallocated liabilities						20,626
Total liabilities						438,296
Investments in associates	–	65,351	–	–	–	65,351
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	10,190	88,624	83,567	374	–	182,755
Depreciation and amortisation expense	948	7,899	7,448	831	–	17,126
Other non-cash expenses	95,626	30,046	1,677	–	–	127,349

* Included in profit from ordinary activities in the previous financial year is a gross margin contribution (before any allocation of any overhead costs) of $34,123,000 applicable to the disposal of the manufacturing business to SCI Systems Inc. This amount relates to the disposal of inventories, work in progress and the value of work that the consolidated entity would have completed had it continued to own the manufacturing facility.

	Australasia $000	USA & Canada $000	Europe $000	Consolidated $000
Secondary Reporting – Geographical Segments 2002				
Sales to customers outside the consolidated entity	144,870	23,044	103,904	271,818
Segment assets	490,747	17,826	167,441	676,014
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	214,123	11,282	14,328	239,733
Secondary Reporting – Geographical Segments 2001				
Sales to customers outside the consolidated entity	149,310	26,944	87,607	263,861
Segment assets	607,434	20,421	83,626	711,481
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	114,482	3,301	64,972	182,755

2 Segment Information (continued)

Notes to and Forming Part of the Segment Information

(a) Accounting Policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, AASB 1005 Segment Reporting, which has been applied for the first time in the year ended 30 June 2002. The comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash; receivables; inventories; investments; other financial assets; property, plant and equipment; goodwill; and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee entitlements and other provisions. Segment assets and liabilities do not include income taxes.

(b) Inter-segment Transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on a cost plus mark-up basis and are eliminated on consolidation.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
3 Revenue and Expenses from Ordinary Activities				
Revenue from Operating Activities				
Sales revenue	271,818	263,861	14,914	15,071
Revenue from Outside the Operating Activities				
Other revenue				
Interest received/receivable	3,303	9,490	2,405	9,943
Dividends	794	279	–	–
Proceeds from sale of non-current assets and investment	23,399	7,814	–	–
Proceeds from sale of investment in former controlled entity	–	5,985	–	–
Proceeds from sale of business assets	2	9,018	–	–
Government grants and assistance	–	867	–	–
Management fees from controlled entities	–	–	443	33,722
Net foreign exchange gain	–	–	127	–
Other income	2,236	2,557	11	4
Total other revenue	29,734	36,010	2,986	43,669
Total revenue from ordinary activities	301,552	299,871	17,900	58,740
Sales revenue includes construction contract revenue of	73,336	137,560	14,914	10,092

Included in sales revenue in the previous financial year is an amount of $48,590,000 applicable to the disposal of the telecommunications manufacturing business to SCI Systems Inc. This amount relates to the disposal of inventories, work in progress and the value of work that the consolidated entity would have completed had it continued to own the manufacturing facility.

Included in other revenue in the previous financial year is an amount of $16,337,000 which relates to the sale of the telecommunications business. Of this amount, $7,505,000 is reflected in proceeds from the sale of non-current assets and investments and $8,832,000 is reflected in the proceeds from the sale of business assets.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000

3 Revenue and Expenses from Ordinary Activities (continued)

Expenses from Ordinary Activities

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Changes in inventories of raw materials, finished goods and work in progress	(11,453)	3,377	–	–
Raw materials and consumables used	171,856	139,821	14,168	14,218
Employee benefits expense	53,983	45,552	498	414
Other labour costs	43,865	79,703	1,025	1,172
Depreciation	19,686	8,847	31	28
Amortisation	56,443	8,279	4,291	903
Transfers to work in progress	(72,522)	(125,340)	–	–
Amortisation of project costs	77,757	30,291	–	–
Rental expense relating to operating leases	24,312	22,166	7	10
Travel expenses	9,631	9,399	4	–
Legal fees	3,515	4,548	–	–
Communication costs	4,579	3,294	21	16
Cost of sale of investment	22,678	–	–	–
Cost of sale of fixed assets	1,411	8,700	–	–
Provision for dimunition applicable to investments accounted for using the equity method	58,876	–	21,406	–
Provision for (reversal of) doubtful debts	1,542	853	190,000	(893)
Other ordinary expenses	48,340	24,681	14,923	422
Total expenses from ordinary activities	514,499	264,171	246,374	16,290

4 (Loss) Profit from Ordinary Activities

(a) Gains and Expenses

(Loss) profit from ordinary activities before income tax includes the following specific net gains and expenses:

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Gains				
Interest received/receivable				
Controlled entities	–	–	–	1,182
Other persons and/or corporations	3,303	9,490	2,405	8,761
Total interest received/receivable	3,303	9,490	2,405	9,943
Expenses				
Cost of goods sold	160,403	143,198	14,168	14,218

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
4 (Loss) Profit from Ordinary Activities (continued)				
Borrowing costs expensed				
Interest paid/payable				
Other persons and/or corporations	24,264	22,843	22,637	21,451
Other charges	222	403	222	397
Amortisation	495	984	495	984
Accelerated amortisation	3,631	–	3,631	–
Interest on equity component of convertible notes	969	896	969	896
Finance charges relating to finance leases	122	552	–	–
	29,703	25,678	27,954	23,728
Amount capitalised	–	(2,742)	–	(2,742)
Total borrowing costs	29,703	22,936	27,954	20,986
Loss on sale of non-current assets				
Investments	74	–	–	–
Property, plant and equipment	616	886	–	–
Total loss on sale of non-current assets	690	886	–	–
Depreciation				
Buildings	387	349	31	28
Plant and equipment	19,299	6,310	–	–
Project assets under construction	–	2,188	–	–
Total depreciation	19,686	8,847	31	28
Other charges				
Rental expense relating to operating leases	24,312	22,166	7	10
Other net foreign exchange losses	–	1,547	–	–
Total other charges	24,312	23,713	7	10
Amortisation				
Leasehold improvements	633	565	–	–
Plant and equipment under finance leases	720	2,680	–	–
Software development costs	8,024	3,982	–	–
Goodwill on consolidation	2,857	–	–	–
Licences, rights and brand names	1,649	–	–	–
Other development costs	4,589	1,052	4,291	903
Total amortisation	18,472	8,279	4,291	903
Other provisions				
Doubtful debts	1,542	853	–	–
Diminution of inventories	2,195	4,001	–	–
Service warranties (reversal of)	(523)	2,133	–	–
Employee entitlements	4,036	2,851	–	–
Total other provisions	7,250	9,838	–	–

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000

4 (Loss) Profit from Ordinary Activities (continued)

(b) Individually Significant Items

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Gains				
Technology licence fees	3,046	4,159	–	–
Net gain on sale of business and plant and equipment	–	5,171	–	–
Profit on sale of shares in former controlled entity	–	5,985	–	–
Reversal of provision for doubtful debt applicable to controlled entities no longer required	–	–	–	893

Included in profit from ordinary activities in the previous financial year is a gross margin contribution (before the allocation of any overhead costs) of $34,123,000 applicable to the disposal of the manufacturing business to SCI Systems Inc. This amount relates to the disposal of inventories, work in progress and the value of work that the consolidated entity would have completed had it continued to own the manufacturing facility.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Expenses				
Reversal of prior year profit, exchange movement and equity losses applicable to Prepayment Cards Limited	13,990	–	11,797	–
Provision for diminution applicable to investments accounted for using the equity method (unlisted companies)	58,876	–	21,406	–
Accelerated amortisation of software development costs and technology licence rights	37,971	–	–	–
Accelerated amortisation of project costs	33,912	–	–	–
Provision for project losses and delays	10,170	–	–	–
Write off of project receivable	3,750	–	–	–
Redundancy costs	1,943	–	–	–
Provision for diminution of other financial assets	1,057	–	945	–
Provision for doubtful debt applicable to controlled entities	–	–	190,000	–
Provision for carrying value of investment in controlled entities	–	–	1,082	336

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000

5 Income Tax

(a) The income tax for the financial year differs from the amount calculated on the (loss) profit. The differences are reconciled as follows:

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
(Loss) profit from ordinary activities before income tax	(246,138)	6,351	(256,428)	21,464
Income tax calculated @ 30% (2001: 34%)	(73,841)	2,159	(76,928)	7,298
Tax effect of permanent differences				
Amortisation of goodwill	857	–	–	–
Provision for diminution	17,980	–	7,199	–
Share of losses of associates	1,046	2,181	–	–
Prepayment Cards Limited profit reversal	4,197	–	4,197	–
Net capital gain	5,512	–	–	–
Rebateable dividend	(615)	(95)	–	–
Capitalised costs	–	2,313	–	–
Gain on sale of technology licence	–	(1,618)	–	–
Other items	3,631	(822)	(240)	341
Research and development allowance	(1,738)	(4,705)	–	–
Income tax adjusted for permanent differences	(42,971)	(587)	(65,772)	7,639
Tax losses not brought to account	51,124	3,565	63,786	–
Tax losses recouped/transferred	(4,549)	–	1,986	(2,231)
Overseas tax rate differential on taxable profit	(2,335)	563	–	–
Prior year over-provision	(1,507)	(3,035)	–	(2,263)
Reversal of deferred tax assets and liabilities	3,440	(3)	(3,509)	–
Change in income tax rates	459	(259)	–	(146)
Income tax expense (benefit)	3,661	244	(3,509)	2,999
(b) The future income tax benefit shown in note 18 includes amounts attributable to tax losses of	–	23,593	–	–
The Directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is	69,566	1,473	–	–

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(c) Future income tax benefits attributable to tax losses recognised as a reduction of the provision for deferred income tax are disclosed in note 28.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000

6 Dividends

(a) Dividends declared				
Paid in cash	–	4,942	–	4,942
Satisfied by issue of shares	–	1,432	–	1,432
Add: Under provision from previous year	–	8	–	8
Total dividends proposed or paid	–	6,382	–	6,382
(b) Franking credits available for subsequent financial years *based on a tax rate of 30% (2001: 34%)*	2,709	2,253	–	–

Franking Credits Available for Subsequent Financial Years

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(i) franking credits that will arise from the payment of the current tax liability;
(ii) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

7 Research and Development Costs

Research and development expenditure charged as an operating cash flow	10,594	2,781	–	–
Research and development costs charged as an investing cash flow (incurred during the financial year and capitalised into property, plant and equipment)	12,583	39,552	–	–
Amortisation of software development costs capitalised	45,995	3,982	–	–

The research and development costs as capitalised at balance date, together with the net carrying value thereof, are disclosed as capitalised software development costs in note 17.

8 Current Assets – Cash Assets

Cash at bank and on hand	19,019	13,128	15	55
Deposits at call	19,382	18,926	–	2,000
Total current assets – cash	38,401	32,054	15	2,055
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:				
Balance as above	38,401	32,054	15	2,055
Less: Unsecured bank borrowings – other (note 22)	(9,417)	(11,542)	–	–
Balances per statement of cash flows	28,984	20,512	15	2,055

Deposits at Call

Cash at bank balances are bearing floating interest rates between 0.0% and 4.50% (2001: 0.0% and 5.70%) and deposits at call are bearing floating interest rates between 0.0% and 4.70% (2001: 0.0% and 4.95%).

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
9 Current Assets – Receivables				
Trade debtors	122,347	153,701	–	10,163
Less: Provision for doubtful debts	(4,723)	(8,689)	–	–
	117,624	145,012	–	10,163
Debtor retentions	646	655	–	–
	118,270	145,667	–	10,163
Amounts due under the ERG Limited Employee Share Incentive Scheme				
Loans due by employees	40	1,481	40	1,481
Loans due by Directors	–	3,264	–	3,264
	40	4,745	40	4,745
Receivables from equity associates *	6,340	12,843	6,340	12,757
Total current assets – receivables	124,650	163,255	6,380	27,665

* Refer to note 13 for the non-current portion of these receivables.

Further information relating to receivables from equity associates is set out in note 43.

ERG Limited Employee Share Incentive Scheme

Amounts due under the ERG Limited Employee Share Incentive Scheme (Scheme) represent loans provided to employees and Executive Directors to purchase shares under the terms and conditions associated with the Scheme. The market value of these shares at 30 June 2002 was $2,698,530 (2001: $13,554,072). Amounts recorded as current receivables are set out above and represent shares available to participants in the Scheme after the completion of a two-year qualifying period and where the issue price is below the current market value. Further information relating to the Scheme and the loans to Executive Directors under the Scheme is set out in notes 42 and 43.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
10 Current Assets – Inventories				
Raw materials and stores				
At cost	10,121	12,002	–	–
Less: Provision for obsolete stock	(3,949)	(7,321)	–	–
	6,172	4,681	–	–
Project contract costs				
At cost	9,409	29,432	–	–
Work in progress				
At cost	3,699	3,333	–	–
	13,108	32,765	–	–
Finished goods				
At cost	25,031	15,434	–	–
Total current assets – inventories	44,311	52,880	–	–

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
10 Current Assets – Inventories (continued)				
Aggregate Carrying Amount of Inventories				
Current – as above	44,311	52,880	–	–
Non-current (note 14)	58,068	78,724	30,044	34,224
Total inventories	102,379	131,604	30,044	34,224

Project contract costs include engineering and project management costs on contracts of significant value and duration.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
11 Current Assets – Other Financial Assets				
Investments Traded on Organised Markets				
Shares in other corporations				
At cost	15,793	–	–	–
Total current assets – other financial assets	15,793	–	–	–

The market value of these shares at balance date was $15,844,326 (2001: nil).

Refer to note 16 for further details regarding this investment.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
12 Current Assets – Other				
Grants receivable	–	1	–	–
Prepayments	9,128	3,454	14	314
Deferred borrowing costs	–	990	–	990
Other debtors	8,807	4,454	–	30
Total current assets – other	17,935	8,899	14	1,334

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
13 Non-Current Assets – Receivables				
Loans to controlled entities	–	–	579,423	467,349
Provision for doubtful debts	–	–	(209,775)	(19,775)
	–	–	369,648	447,574
Receivables from equity associates *	17,756	20,703	17,756	20,703
Debtor retentions	19,047	3,119	–	–
Deferred contract receivable	23,511	142	–	–
	42,558	3,261	–	–
Amounts due under the ERG Limited Employee Share Incentive Scheme				
Loans due by employee	1,295	–	1,295	–
Loans due by Executive Director	3,238	–	3,238	–
	4,533	–	4,533	–
Total non-current assets – receivables	64,847	23,964	391,937	468,277

* Refer to note 9 for the current portion of these receivables.

The above receivables from equity associates relate to the development and commercialisation of the consolidated entity's smart card electronic ticketing solutions, further details of which are set out in note 1(k).

Further information relating to receivables from equity associates is set out in note 43.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
14 Non-Current Assets – Inventories				
Project contract costs	58,068	78,724	30,044	34,224
Total non-current assets – inventories	58,068	78,724	30,044	34,224

Project contract costs include engineering and project management costs on contracts of significant value and duration.

During the previous year, ERG acquired economic benefits arising from the settlement of the ERG Motorola Alliance. Both ERG and Motorola agreed to restructure the nature of the Alliance so that ERG assumed responsibility for the transit business. The settlement payment amounted to $46,360,000 of which $35,127,000 has been included in project contract costs and identified as costs which will be recovered against project revenue streams. The amortisation of these costs will be expensed over the period of the operating contracts (refer to note 48).

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
15 Non-Current Assets – Investments Accounted for Using the Equity Method				
Shares in associates (note 46)	36,770	65,351	–	–
Less: Provision for diminution	(31,415)	–	–	–
Total non-current assets – investments accounted for using the equity method	5,355	65,351	–	–

Shares in Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to note 16).

During the financial year, the investments in Prepayment Cards Limited and ECard Pty Limited have been written down to the assessed recoverable amount of $5,355,186 and nil, respectively in the consolidated entity.

The above shares in associates represent interests in associated entities which are involved in the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions, further details of which are set out in note 1(k).

Further details regarding the shares in associates are included in note 46.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
16 Non-Current Assets – Other Financial Assets				
Investments Traded on Organised Markets				
Shares in other corporations				
At cost	1,806	39,361	1,543	1,543
Less: Provision for diminution	(963)	–	(945)	–
Total of investments traded on organised markets	843	39,361	598	1,543
Other (Non-traded) Investments				
Shares in controlled entities and trust				
At cost	–	–	23,435	29,799
Less: Provision for diminution	–	–	(10,664)	(15,946)
Total investments in controlled entities (note 44)	–	–	12,771	13,853
Shares in associates				
At cost (note 46)	–	–	29,948	23,244
Less: Provision for diminution	–	–	(21,406)	–
Total of investments in associates	–	–	8,542	23,244
Shares in other corporations				
At cost	7,608	27,445	–	–
Less: Provision for diminution	(111)	–	–	–
Total of non-traded investments in other corporations	7,497	27,445	–	–
Total of other (non-traded) investments	7,497	27,445	21,313	37,097
Total non-current assets – other financial assets	8,340	66,806	21,911	38,640

Traded Shares in Other Corporations

At 30 June 2001, investments in listed shares included shares in Downer EDI Limited at a cost of $37,612,469. During the financial year, the consolidated entity decided to divest itself of these shares and, as a consequence, the investment in Downer EDI Limited shares remaining at 30 June 2002 have been classified as a current asset (refer to note 11).

The market value at balance date of the shares traded on organised markets was $813,135 (2001: $32,454,000).

Non-traded Shares in Other Corporations

Investments in other corporations represent interests in card.etc AG and the Cooperative Research Centre for Broadband Telecommunications and Networking Trust. At 30 June 2001, these investments also included a 10% interest in Proton World International SA (PWI), an entity wholly owned by the consolidated entity since 15 March 2002 (refer to note 44). At 30 June 2002, ERG held 19.997% of the share capital of card.etc AG at a carrying value of $7,496,795. These enterprises are involved in the development and marketing of smart card technology and provide strategic alliances for the commercialisation of the consolidated entity's own smart card and electronic ticketing solutions, further details of which are set out in note 1(k). The carrying value of the consolidated entity's investment in PWI at 30 June 2001 was $25,904,576.

Shares in Associates

The parent entity's investment in Prepayment Cards Limited has been written down to the assessed recoverable amount of $6,542,412.

Further details regarding the shares in associates are included in note 46.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
17 Non-Current Assets – Property, Plant and Equipment				
Land and Buildings				
Freehold land				
At cost	2,277	2,274	450	450
Buildings				
At cost	11,625	11,190	695	695
Less: Accumulated depreciation	(3,011)	(2,461)	(216)	(185)
	8,614	8,729	479	510
Leasehold buildings on freehold land				
At cost	943	900	–	–
Less: Accumulated amortisation	(943)	(900)	–	–
	–	–	–	–
Leasehold improvements				
At cost	5,026	4,122	–	–
Less: Accumulated amortisation	(2,862)	(2,249)	–	–
	2,164	1,873	–	–
Total land and buildings	13,055	12,876	929	960
Plant and Equipment				
Plant and equipment				
At cost	119,567	38,277	–	–
Less: Accumulated depreciation	(48,120)	(23,241)	–	–
	71,447	15,036	–	–
Project assets under construction				
At cost	–	70,898	–	–
Less: Accumulated depreciation	–	(2,188)	–	–
	–	68,710	–	–
Software development costs capitalised				
At cost	117,415	99,057	–	–
Less: Accumulated amortisation	(52,129)	(6,040)	–	–
	65,286	93,017	–	–
Plant and equipment under finance lease	2,696	3,076	–	–
Less: Accumulated amortisation	(2,357)	(1,943)	–	–
	339	1,133	–	–
Total plant and equipment	137,072	177,896	–	–
Total non-current assets – property, plant and equipment	150,127	190,772	929	960

17 Non-Current Assets – Property, Plant and Equipment (continued)

(i) Land and Buildings Valuations

The freehold land and buildings at Balcatta, Western Australia have been independently valued at $13,750,000 on an existing-use basis. The valuations were performed on 12 November 1998 by Mr B Lamers AAPI and by the Directors in September 2002. The valuations are estimates of the amounts for which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction at the valuation date. The Directors have reviewed this 1998 valuation in the context of reports on current market conditions and are satisfied the valuation remains a fair estimate of the exchange value of the property.

The current valuation of freehold land and buildings is greater than the carrying value of the underlying assets of $11,343,759 (2001: $11,909,610). Revaluation increments above cost are not taken into account in these financial statements.

(ii) Capitalised Borrowing Costs

(a) During the year, there was no amount (2001: $1,744,000 (project assets under construction)) capitalised in plant and equipment relating to borrowing costs. Details of the relevant accounting policies are set out in note 1(y).

(b) During the year, there was no amount (2001: $998,000) capitalised in software development relating to borrowing costs. Details of the relevant accounting policies are set out in note 1(y).

(iii) Recoverable Amounts

The above balances of project assets under construction and software development costs relate to the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions, further details of which are set out in note 1(k).

(iv) Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous financial year are set out below.

	Freehold Land $000	Buildings $000	Leasehold Buildings on Freehold Land $000	Leasehold Improvements $000	Plant & Equipment $000	Project Assets under Construction $000	Software Development Costs $000	Leased Plant & Equipment $000	Total $000
Consolidated – 2002									
Carrying amount at start of year	2,274	8,729	–	1,873	15,036	68,710	93,017	1,133	190,772
Additions	–	90	–	955	6,922	–	18,265	–	26,232
Disposals	–	–	–	(1)	(293)	–	–	–	(294)
Additions through acquisition of entity	–	119	–	–	842	–	–	–	961
Transfers to/(from) classes of assets	–	–	–	–	68,784	(68,710)	–	(74)	–
Write-off of assets	–	(7)	–	–	–	–	–	–	(7)
Depreciation/amortisation expense (note 4(a))	–	(387)	–	(633)	(19,299)	–	(45,995)	(720)	(67,034)
Foreign currency exchange differences	3	70	–	(30)	(545)	–	(1)	–	(503)
Carrying amount at end of year	2,277	8,614	–	2,164	71,447	–	65,286	339	150,127

	Freehold Land $000	Buildings $000	Total $000
Parent – 2002			
Carrying amount at start of year	450	510	960
Depreciation/amortisation expense (note 4(a))	–	(31)	(31)
Carrying amount at end of year	450	479	929

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
18 Non-Current Assets – Deferred Tax Assets				
Future income tax benefit	–	23,593	–	135
Total non-current assets – deferred tax assets	–	23,593	–	135
19 Non-Current Assets – Intangible Assets				
Goodwill				
At cost	150,377	898	–	–
Less: Accumulated amortisation	(2,857)	(898)	–	–
	147,520	–	–	–
Licences, rights and brand names				
At cost	30,887	1,999	–	400
Less: Accumulated amortisation	(30,742)	(400)	–	(400)
	145	1,599	–	–
Total non-current assets – intangible assets	147,665	1,599	–	–

Effective 15 March 2002, the consolidated entity acquired the remaining 90% of the shares of Proton World International SA (PWI) that it did not previously own. PWI has become a 100% owned controlled entity and the goodwill on acquisition $150,377,624 has been recorded in the consolidated financial statements of ERG.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
20 Non-Current Assets – Other				
Deferred borrowing costs				
At cost	4,456	4,456	4,456	4,456
Less: Accumulated amortisation	(4,456)	(1,320)	(4,456)	(1,320)
	–	3,136	–	3,136
Other	522	448	–	–
Total non-current assets – other	522	3,584	–	3,136
21 Current Liabilities – Payables				
Trade creditors	38,249	47,233	–	–
Payables to equity associates *	3,716	–	–	–
Other creditors and accruals	57,137	37,121	6,239	6,228
Total current liabilities – payables	99,102	84,354	6,239	6,228

* Refer to note 26 for the non-current portion of these payables.

Further information relating to payables to equity associates is set out in note 43.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
22 Current Liabilities – Interest-Bearing Liabilities				
Secured				
Lease liabilities (note 41)	817	1,458	–	–
Commercial bills (note 27)	20,000	–	20,000	–
	20,817	1,458	20,000	–
Details of the security relating to each of these liabilities are set out in note 27.				
Unsecured				
Bank borrowings – other (note 8)	9,417	11,542	–	–
Convertible notes (note 27)	22,818	–	22,818	–
Other loans	25,165	–	–	–
	57,400	11,542	22,818	–
Total current liabilities – interest bearing liabilities	78,217	13,000	42,818	–

Borrowings are bearing floating interest rates as follows:

Commercial bills – between 5.34% and 5.54% (2001: n/a)
Bank borrowings – between 2.16% and 6.21% (2001: 7.56% and 7.57%)
Other loans – between 2.33% and 3.80% (2001: n/a)

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
23 Current Liabilities – Tax Liabilities				
Income tax	803	1,001	–	–
Total current liabilities – tax liabilities	803	1,001	–	–
24 Current Liabilities – Provisions				
Provision for dividend	813	7,130	813	7,130
Employee entitlements (note 42)	5,487	3,364	–	–
Service warranties	2,177	4,362	–	–
Sundry provisions	3,493	1,402	–	–
Total current liabilities – provisions	11,970	16,258	813	7,130
25 Current Liabilities – Other				
Deferred income	9,347	–	–	–
Amounts due on acquisition of outside equity interests	7	7	–	–
Other loans	5,637	2	4,337	–
Total current liabilities – other	14,991	9	4,337	–

Included in other loans is an amount of $1,300,000 secured by a first registered mortgage over land and buildings. This relates to a loan in respect of the land at Balcatta, Western Australia, payable to the Western Australian Department of Industry and Technology, due 15 January 2003.

Also included in other loans is an amount of $4,337,036 (2001: nil) which relates to the deferred settlement in respect of Prepayment Cards Limited shares purchased.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000

26 Non-Current Liabilities – Payables

	2002 $000	2001 $000	2002 $000	2001 $000
Payables to equity associates *	–	15,336	–	–
Total non-current liabilities – payables	–	15,336	–	–

* Refer to note 21 for the current portion of these payables.

Further information relating to payables to equity associates is set out in note 43.

27 Non-Current Liabilities – Interest-Bearing Liabilities

	2002 $000	2001 $000	2002 $000	2001 $000
Secured				
Commercial bills *	–	10,000	–	10,000
Lease liabilities (note 41)	123	805	–	–
	123	10,805	–	10,000
Unsecured				
Convertible notes *	247,218	276,244	247,218	276,244
Bank borrowings	7,011	–	–	–
Other loans	14,529	–	–	–
	268,758	276,244	247,218	276,244
Total non-current liabilities – interest-bearing liabilities	268,881	287,049	247,218	286,244

* Refer to note 22 for the current portion of these interest-bearing liabilities.

	2002 $000	2001 $000	2002 $000	2001 $000
Secured Liabilities				
Total secured liabilities (current and non-current) are:				
Lease liabilities	940	2,263	–	–
Commercial bills	20,000	10,000	20,000	10,000
	20,940	12,263	20,000	10,000

Bank Borrowings

Bank borrowings bear an interest rate of 6.0% (2001: n/a).

Commercial Bills

Commercial bills bear an interest rate of between 5.34% and 5.54% (2001: 5.46%).

Other Loans

Other loans bear interest rates of between 2.33% and 3.8% (2001: n/a).

Convertible Notes

The parent entity issued 18,178,989 five-year 8% convertible notes at $1.65 per note on 16 October 1997. The notes are convertible at the option of the holder, at the rate of three ordinary shares for every note on issue at any time from the issue date for a period of five years from that date. A total of 4,350,000 of these notes were converted to equity in the year ended 30 June 2002 (refer to note 31(j)). These notes have been classified as current liabilities in the current year (refer to note 22).

The parent entity also issued 18,518,519 five-year and seven-month 7.5% convertible notes at $13.50 per note on 28 February 2000. The notes are convertible at the option of the holders, at the rate of three ordinary shares for every note on issue at six-monthly intervals from 1 April 2001 to 1 October 2005.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000

27 Non-Current Liabilities – Interest-Bearing Liabilities (continued)

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
The convertible notes are presented in the financial statements as follows:				
Face value of notes issued	272,818	279,995	272,818	279,995
Other equity securities – value of conversion rights (note 31(e))	(5,069)	(5,069)	(5,069)	(5,069)
	267,749	274,926	267,749	274,926
Accrued interest on valuation of conversion rights	2,287	1,318	2,287	1,318
Total convertible note liability	270,036	276,244	270,036	276,244
Current liability (note 22)	22,818	–	22,818	–
Non-current liability	247,218	276,244	247,218	276,244
Total convertible note liability	270,036	276,244	270,036	276,244

Security for Borrowings

The commercial bills, bank overdraft and other bank facilities are part of a multi-option facility, which includes letters of credit, guarantees and forward currency hedging. This facility is secured by:

- a first registered fixed and floating charge over the assets and undertakings of ERG Limited, ERG Management Services Ltd, ERG Transit Systems Ltd, ERG Telecommunications Pty Ltd, ERG R&D Pty Ltd, ERG Holdings Ltd, ERG IP Pty Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG Card Systems Ltd and ERG Card Systems (Aust) Ltd;
- a cross-guarantee and indemnity given by ERG Limited, ERG Management Services Ltd, ERG Transit Systems Ltd, ERG Telecommunications Pty Ltd, ERG R&D Pty Ltd, ERG Holdings Ltd, ERG IP Pty Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG Card Systems Ltd and ERG Card Systems (Aust) Ltd;
- a share mortgage given by ERG Holdings Ltd and ERG Transit Systems Ltd over their respective shares in ERG Transit Systems (Eur) NV; and
- real property mortgages given by ERG Property Pty Ltd and ERG Limited.

Lease liabilities are secured by various financiers over the assets leased.

Assets Pledged as Security

The carrying amounts of non-current assets pledged as security are:

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
First Mortgage				
Freehold land and buildings	10,440	9,921	930	960
Finance Lease				
Plant and equipment under finance lease	339	1,133	–	–
Floating Charge				
Receivables	45,797	142	22,289	20,703
Investments accounted for using the equity method	5,355	42,107	8,542	23,244
Other financial assets	8,095	51,410	598	15,395
Inventories	–	21,517	–	–
Plant and equipment	69,283	171,471	–	–
Total non-current assets pledged as security	139,309	297,701	32,359	60,302

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
27 Non-Current Liabilities – Interest-Bearing Liabilities (continued)				
The following current assets are also pledged as security under the floating charge:				
Cash assets	33,921	18,870	15	2,055
Receivables	21,949	38,323	6,380	27,665
Inventories	18,729	–	–	–
Other financial assets	15,793	–	–	–
Other current assets	4,309	2,329	15	1,334
Total current assets pledged as security	94,701	59,522	6,410	31,054
Total assets pledged as security	234,010	357,223	38,769	91,356

28 Non-Current Liabilities – Deferred Tax Liabilities

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Deferred income tax	–	19,625	–	3,644
Total non-current liabilities – deferred tax liabilities	–	19,625	–	3,644

The consolidated provision for deferred income tax has been reduced by nil (2001: $11,753,009) in respect of future income tax benefits attributable to tax losses (refer to note 5).

29 Non-Current Liabilities – Provisions

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Employee entitlements (note 42)	465	364	–	–
Total non-current liabilities – provisions	465	364	–	–

30 Non-Current Liabilities – Other

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Deferred consideration	38,022	–	–	–
Other	11,816	1,300	–	–
Total non-current liabilities – other	49,838	1,300	–	–

The liability for deferred consideration relates to additional consideration payable by the consolidated entity in relation to the acquisition of shares in Proton World International SA (PWI). Under the acquisition agreements with three of the PWI vendors, they each received 14,841,655 ERG shares which cannot be sold or otherwise disposed of prior to 16 March 2005 without the prior written consent of ERG (Restricted Shares). The additional consideration is payable should those vendors sell their Restricted Shares in the 90 day period following 16 March 2005 for an average price per share less than a guaranteed minimum price. The amount of additional consideration payable will be calculated as the difference between the sale price of those shares and the guaranteed minimum price. The additional consideration is payable in cash within 30 days of the completion of any such sale of the Restricted Shares.

Based on the Company's share price at balance date, it is probable that the consolidated entity will be required to pay additional cash consideration to those vendors for their PWI shares. The liability recognised in respect of this additional consideration has been calculated based on the net present value of the difference between the Company's share price at balance date and the guaranteed minimum price for each Restricted Share. In calculating the net present value, the Company has adopted a risk-free discount rate of 5.045% per annum.

Included in other non-current liabilities is an amount of $9,280,041 due to shareholders of OneLink Transit Systems Pty Ltd (OLT) and deferred income of $1,186,225. The amounts relate to settlements receivable from the scope creep claim and the deferred income is payable by the Public Transport Corporation of Victoria, to be paid to OLT in advance.

Included in other non-current liabilities is an amount of $2,535,818 which has been set aside to cover the unfunded liability in the Proton World International SA defined benefit pension fund.

30 Non-Current Liabilities - Other (continued)

There is no amount (2001: $1,300,000) included in other non-current liabilities due in respect of the land at Balcatta, Western Australia, payable to the Western Australian Department of Industry and Technology. The amount is secured by a first registered mortgage. This liability is due to be paid on 15 January 2003 and hence has been reclassified as other current liabilities (refer to note 25).

	Parent Entity 2002 Shares	Parent Entity 2001 Shares	Parent Entity 2002 $000	Parent Entity 2001 $000
31 Contributed Equity - ERG Limited				
(a) Paid-up capital				
Ordinary shares – fully paid	936,879,165	637,387,417	356,895	227,351
(b) Other equity securities (note 31(e))	–	–	5,069	5,069
	936,879,165	637,387,417	361,964	232,420

(c) Movements in ordinary share capital of the parent entity during the past two years were as follows:

Date	Details	Notes	Number of Shares	Issue/Buy-back Price	Issued and Paid Up $000
01.07.00	Opening balance		636,018,921		226,491
27.07.00	Ordinary shares	(f)	452,388	$0.97	438
17.11.00	Employee shares	(g)	101,108	$1.30	131
15.12.00	Ordinary shares	(h)	150,000	$0.37	55
23.01.01	Ordinary shares	(h)	50,000	$0.37	18
25.01.01	Ordinary shares	(h)	120,000	$0.35	42
01.02.01	Ordinary shares	(h)	150,000	$0.35	52
02.02.01	Ordinary shares	(h)	75,000	$0.35	26
05.02.01	Ordinary shares	(h)	75,000	$0.35	26
26.02.01	Ordinary shares	(h)	75,000	$0.40	30
28.06.01	Ordinary shares	(h)	120,000	$0.35	42
30.06.01	Balance		637,387,417		227,351
03.08.01	Ordinary shares	(h)	150,000	$0.93	140
06.08.01	Ordinary shares	(h)	25,000	$0.37	9
10.08.01	Share buy-back	(i)	(3,000)	$0.43	(1)
13.11.01	Conversion of convertible notes	(j)	13,050,000	$0.55	7,178
30.11.01	Dividend Reinvestment Plan issues	(k)	2,754,146	$0.52	1,432
04.01.02	Rights issue	(l)	207,974,122	$0.50	103,986
15.03.02	Ordinary shares	(m)	75,541,480	$0.28	21,152
					133,896
	Rights issue costs during the year				(4,352)
					129,544
30.06.02	Balance		936,879,165		356,895

31 Contributed Equity – ERG Limited (continued)

(d) Share Split

On 1 November 2000, each ERG share was split into three new ERG shares. Comparative figures have been adjusted to reflect the 3 for 1 share split.

(e) Other Equity Securities

The amount shown for other equity securities is the value of the conversion rights relating to the 7.5% convertible notes, details of which are set out in note 27.

(f) Shares Issued Pursuant to Purchase of Business Assets

Pursuant to an agreement to purchase assets dated 13 August 1999, ERG Limited finalised the purchase agreement on 27 January 2000 and issued 2,211,363 fully paid shares at $0.97 per share.

The total consideration applicable to the purchase agreement included an additional 452,388 ordinary fully paid shares at $0.97 per share which were not issued on the settlement date and were deferred, subject to certain conditions being achieved under the purchase agreement.

All conditions were subsequently achieved and 452,388 ordinary fully paid shares were issued at $0.97 per share on 27 July 2000.

(g) ERG Limited Exempt Employee Share Plan

Pursuant to the terms of the ERG Limited Exempt Employee Share Plan, 101,108 ordinary fully paid shares were issued to employees during the prior year at $1.30 per share. For further information regarding the Plan, refer to note 42.

(h) Conversion of Employee Options

A total of 175,000 (2001: 815,000) employee options were converted into ordinary fully paid shares at various exercise prices during the year in accordance with the terms and conditions of the ERG Limited Executive Option Plan. For further information on the Plan, refer to note 42.

(i) Share Buy-backs

In accordance with the rules of the Employee Share Incentive Scheme, ERG bought back shares from an employee.

(j) Convertible Note Conversion

Motorola Inc converted 4,350,000 convertible notes into 13,050,000 shares.

(k) Dividend Reinvestment Plan

Shares totalling 2,754,146 were issued at a discount of 10% under the Dividend Reinvestment Plan, which was reinstated in October 2001.

(l) Rights Issue

The Company issued 207,974,122 new shares pursuant to a rights issue, conducted under the terms of the prospectus dated 31 October 2001.

(m) Shares Issued Relating to the Proton World International SA (PWI) Acquisition

The Company issued 75,541,480 shares to the former shareholders of PWI as part of the acquisition of PWI. The shares are subject to certain escrow agreements.

(n) Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the ERG Limited in proportion to the number of, and amounts paid on, the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000

32 Reserves and (Accumulated Losses) Retained Profits

(a) Reserves

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Foreign currency translation reserve	(4,245)	(3,062)	–	–
General reserve	229	229	–	–
Total reserves	(4,016)	(2,833)	–	–
Movements:				
Foreign currency translation reserve				
Opening balance	(3,062)	(2,189)	–	–
Net exchange differences on translation of self-sustaining, foreign controlled entities	(1,183)	(873)	–	–
Closing balance	(4,245)	(3,062)	–	–
General reserve – (note 32(c)(ii))				
Opening balance	229	229	–	–
Closing balance	229	229	–	–
Total reserves	(4,016)	(2,833)	–	–

(b) (Accumulated Losses) Retained Profits

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Retained profits at the beginning of the financial year	20,565	20,840	40,760	28,677
Net (loss) profit attributable to members of ERG Limited	(243,879)	6,107	(252,919)	18,465
Dividends provided for or paid (note 6)	–	(6,382)	–	(6,382)
(Accumulated Losses) retained profits at the end of the financial year	(223,314)	20,565	(212,159)	40,760

(c) Nature and Purpose of Reserves

(i) Foreign Currency Translation Reserve

Exchange differences arising on translation of self-sustaining, foreign controlled entities are taken to the foreign currency translation reserve as described in note 1(g).

(ii) General Reserve

The general reserve represents overseas foreign entities' legislative requirements to provide for a retention of retained profits for future distributions and recoupment of contributed equity.

33 Outside Equity Interests

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Analysis of outside equity interests in controlled entities				
Share capital	23,033	23,033	–	–
Accumulated losses	(5,920)	–	–	–
Total outside equity interests	17,113	23,033	–	–

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
34 Equity				
Total equity at the beginning of the financial year	273,185	273,473	273,180	260,237
Total changes in equity recognised in the statement of financial performance	(245,062)	5,234	(252,919)	18,465
Transactions with owners and employees				
Contributions of equity (net of transaction costs and employee share cancellations) (note 31(c))	129,544	860	129,544	860
Dividends provided for or paid (note 6)	–	(6,382)	–	(6,382)
Movement in outside equity interests (note 33)	(5,920)	–	–	–
Total equity at the end of the financial year	151,747	273,185	149,805	273,180

	Directors of Entities in the Consolidated Entity 2002 $	Directors of Entities in the Consolidated Entity 2001 $	Directors of the Parent Entity 2002 $	Directors of the Parent Entity 2001 $
35 Remuneration of Directors				
Income paid or payable, or otherwise made available, to Directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities:				
Parent entity	1,430,437	1,669,676	1,430,437	1,669,676
Controlled entities	2,836,741	3,116,684	25,680	23,660
Total remuneration of Directors	4,267,178	4,786,360	1,456,117	1,693,336

The number of parent entity Directors whose remuneration (including superannuation) from the parent entity and related bodies corporate was within the specified bands is as follows:

	Directors of the Parent Entity Number 2002	Directors of the Parent Entity Number 2001
$ 40,000 – $ 49,999	1	1
$ 50,000 – $ 59,999	–	2
$ 80,000 – $ 89,999	1	–
$ 100,000 – $ 109,999	1	–
$ 120,000 – $ 129,999	–	1
$ 240,000 – $ 249,999	1	–
$ 950,000 – $ 959,999	1	–
$1,320,000 – $1,329,999	–	1

Options Issued to Directors of the Parent Entity and Controlled Entities

Executive Directors of the parent entity and controlled entities participate in the ERG Limited Executive Option Plan, details of which are set out in note 42. A summary of the number of options granted to and exercised by Executive Directors during the year ended 30 June 2002 is set out below:

	Number Granted 2002	Number Exercised 2002	Number Granted 2001	Number Exercised 2001
Executive Directors of the parent entity and controlled entities	1,977,800	–	1,455,000	–

No value has been ascribed to any options issued to any of the Executive Directors during the year.

35 Remuneration of Directors (continued)

Shares Issued to Directors of the Parent Entity

Executive Directors of the parent entity participate in the ERG Limited Employee Share Incentive Scheme (Scheme) and loan values in respect of shares issued are included in note 13. Interest on the loans was nil, and shares are issued at market value in accordance with the terms and conditions of the Scheme. During the year, there were no shares (2001: nil) issued and approved by shareholders for the benefit of Executive Directors. Further information is set out in notes 42 and 43.

Details of shares issued and the aggregate amount of loans for shares provided to Executive Directors of the parent entity during the year are set out in note 43.

Shares Issued to Directors of Controlled Entities

Executive Directors of controlled entities participate in the ERG Limited Employee Share Incentive Scheme (Scheme). Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. During the year, there were no shares (2001: nil) issued for the benefit of the Executive Directors of controlled entities.

	Executive Officers of the Consolidated Entity 2002 $	Executive Officers of the Consolidated Entity 2001 $	Executive Officers of the Parent Entity 2002 $	Executive Officers of the Parent Entity 2001 $
36 Remuneration of Executives				
Remuneration received, or due and receivable, by executive officers domiciled in Australia whose remuneration was at least $100,000, from entities in the consolidated entity and related entities, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise	2,462,253	3,782,602	–	–

The parent entity does not employ any executives.

The number of executive officers whose remuneration (including superannuation) from entities in the consolidated entity and related entities was within the specified bands is as follows:

	Executive Officers of the Consolidated Entity Number 2002	Executive Officers of the Consolidated Entity Number 2001
$ 100,000 – $ 109,999	1	–
$ 150,000 – $ 159,999	–	1
$ 160,000 – $ 169,999	1	2
$ 180,000 – $ 189,999	2	–
$ 190,000 – $ 199,999	1	–
$ 210,000 – $ 219,999	1	1
$ 230,000 – $ 239,999	2	1
$ 240,000 – $ 249,999	–	1
$ 250,000 – $ 259,999	–	1
$ 260,000 – $ 269,999	–	1
$ 300,000 – $ 309,999	–	1
$ 460,000 – $ 469,999	–	1
$ 950,000 – $ 959,999	1	–
$1,320,000 – $1,329,999	–	1

36 Remuneration of Executives (continued)

Options Issued to Executives with Income of at Least $100,000

Executive officers participate in the ERG Limited Executive Option Plan, details of which are set out in note 42. A summary of the number of options granted to and exercised by Australian-based executive officers (with income of at least $100,000) during the year ended 30 June 2002 is set out below:

	Number Granted 2002	Number Exercised 2002	Number Granted 2001	Number Exercised 2001
Australian-based executives of other entities in the consolidated entity	–	–	1,440,000	75,000

No value has been ascribed to any options issued to any of the executives during the prior year.

Shares Issued to Executives with Incomes of at Least $100,000

Executive officers participate in the ERG Limited Employee Share Incentive Scheme (Scheme) and loan values in respect of shares issued are included in note 13. Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. There were no shares (2001: nil) issued during the year to executive officers with incomes of at least $100,000.

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
37 Remuneration of Auditors				
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity	565,750	428,914	24,996	24,996
Other services				
Tax	93,866	67,033	–	–
Accounting	24,913	64,895	–	–
	118,779	131,928	–	–
Total fees	684,529	560,842	24,996	24,996

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
38 Receivables and Payables Maturity Analysis				
Debts Receivable				
Not later than one year	124,650	163,255	6,380	27,670
Later than one year but not later than five years	64,847	23,964	391,937	460,577
Total debts receivable	189,497	187,219	398,317	488,247
Debts Payable				
Not later than one year	183,238	97,356	53,394	6,228
Later than one year but not later than five years	318,719	303,685	247,218	286,244
Total debts payable	501,957	401,041	300,612	292,472

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
39 Receivables and Payables Denominated in Foreign Currencies				
Amounts not Effectively Hedged Against the Australian Dollar				
Receivables				
Current, not effectively hedged				
Belgian franc	–	4,184	–	–
British pound	1,921	–	–	–
Canadian dollar	1,973	148	–	–
Danish krone	1,020	731	–	–
Euro	45,735	4,844	–	–
French franc	–	7,652	–	–
Italian lira	–	7,711	–	–
Norwegian krone	1,357	881	–	–
Singapore dollar	8,952	7,359	–	–
Swedish krona	3,090	523	–	–
Tunisian dinar	24	28	–	–
US dollar	16,396	24,599	–	–
Payables				
Current, not effectively hedged				
Belgian franc	–	1,362	–	–
British pound	2,298	2,952	–	–
Canadian dollar	760	801	–	–
Danish krone	–	168	–	–
Dutch guilder	–	38	–	–
Euro	93,932	24,094	–	–
French franc	–	4,285	–	–
German mark	–	4	–	–
Italian lira	–	7,231	–	–
Norwegian krone	150	50	–	–
Singapore dollar	6,650	1,312	–	–
Swedish krona	626	732	–	–
Swiss franc	–	2	–	–
Tunisian dinar	–	71	–	–
US dollar	2,882	9,829	–	–

The receivables and payables originate from trading operations of overseas controlled entities in Belgium, Canada, France, Germany, Hong Kong, Italy, Singapore, Sweden, the United Kingdom and the United States. As such, they represent the trading obligations of these operations in their respective local currencies for which there is no necessity to hedge against the Australian dollar.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
40 Contingent Liabilities				
Details and estimates of maximum amounts of contingent liabilities are as follows:				
Controlled Entities				
Secured guarantees by ERG Limited in respect of bank overdrafts, commercial bills, leasing and other facilities provided by the parent entity's banker to controlled entities. Secured as set out in notes 22 and 27	–	–	940	2,263
ERG Limited has provided a guarantee to the State Government of Western Australia in support of the purchase of the land at Balcatta, Western Australia by a controlled entity (note 30)	–	–	1,300	1,300
ERG Property Pty Ltd, as trustee for The Energy Research Group Unit Trust (ERG Trust), is the owner of land and buildings at Balcatta, Western Australia. ERG Trust has given a first mortgage over the land to the State Government of Western Australia. In addition, ERG Property Pty Ltd and ERG Trust are jointly and severally liable for repayment of the loan (note 30)	–	–	–	–
Secured guarantees given by ERG Limited and controlled entities in support of other leasing facilities	272	229	–	–
ERG Limited has granted a guarantee and indemnity to the Public Transport Corporation of Victoria in connection with the monetary and performance obligations of OneLink Transit Systems Pty Ltd (OLT) arising from various automated fare collection system contracts. ERG Limited holds cross-indemnities, via various agreements with its co-shareholders in OLT, in respect to the performance of the respective co-shareholders' delivery obligations	–	–	–	–
Security of performance obligations of certain controlled entities under a business sale agreement to SCI Systems Inc	–	–	–	–
Security of performance obligations of certain controlled entities under a business purchase agreement to Prepayment Cards Limited	–	–	–	–
Other Persons				
ERG Limited has granted a guarantee to the Australia and New Zealand Banking Group Limited in connection with refinancing of AFC Equipment Co Pty Ltd (AFC) assets. Under this guarantee, ERG Limited has provided an irrevocable guarantee for the performance obligations of AFC and has guaranteed the secured monies	60,605	59,100	60,605	59,100

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
40 Contingent Liabilities (continued)				
The consideration payable to one of the vendors may be increased by €1 million (equivalent to A$1,752,850 at balance date), payable two years after acquisition, provided that the vendor complies with specific performance criteria that will enhance the value of PWI	1,753	–	–	–
Bank guarantees and performance bonds held by contracting parties in the normal course of business	157,108	204,979	145,841	196,594
Maintenance charges raised against a controlled entity. The validity of these charges is in dispute and the charges have not been brought to account	–	833	–	–
Work being undertaken by project contractors to a controlled entity. The financial liability of these costs has not yet been resolved or brought to account	–	2,425	–	–
Potential liquidated damages associated with project deliverables that are subject to customer certification and acceptance	8,660	2,236	–	–
Legal proceedings for unspecified amounts commenced against ERG Limited for the alleged breach of patent rights. ERG Limited denies in whole the claims and is defending the action	–	–	–	–

41 Commitments for Expenditure

(a) **Capital Commitments**

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Total capital expenditure contracted for at balance date but not recognised as liabilities, payable:				
Within one year	351	1,449	–	–

41 Commitments for Expenditure (continued)

(b) Lease Commitments

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Total operating lease expenditure contracted for at balance date but not recognised as liabilities, payable:				
Within one year	22,270	20,254	–	–
Later than one year but not later than five years	71,655	73,259	–	–
Later than five years	–	12,378	–	–
Total operating lease commitments	93,925	105,891	–	–
Representing:				
Non-cancellable operating leases	93,925	105,891	–	–

The ability of a controlled entity (OneLink Transit Systems Pty Ltd) to meet lease commitments to an associated entity (AFC Equipment Co Pty Ltd) of $85,901,400 (2001: $99,739,101), including interest due over the period of the lease (ten years), and shown in the above lease commitments, is supported by revenue due over a commensurate period arising from a service contract with an unrelated party, guaranteed by the State Government of Victoria.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Commitments in relation to finance leases payable are as follows:				
Within one year	857	1,599	–	–
Later than one year but not later than five years	133	859	–	–
Minimum lease payments	990	2,458	–	–
Less: Future finance charges	(50)	(195)	–	–
Recognised as a liability	940	2,263	–	–
Representing finance lease liabilities:				
Current (note 22)	817	1,458	–	–
Non-current (note 27)	123	805	–	–
Total finance lease liabilities	940	2,263	–	–

The weighted average interest rate implicit in the leases is 10.3% (2001: 8.28%).

(c) Other Commitments

During the prior year, a controlled entity entered into an operating licence agreement for the use of a multi-application smart card program for Italy utilising Proton-based technology. This agreement is subject to certain conditions which provide for the settlement of the licence fees subject to the issuance of a completion certificate. This commitment no longer exists as the consolidated entity acquired the Proton-based technology company during the current financial year.

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Later than one year but not later than five years	–	2,961	–	–
Total other commitments	–	2,961	–	–

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
42 Employee Entitlements and Superannuation Commitments				
Employee Entitlements				
The aggregate employee entitlement liability comprises:				
Accrued wages, salaries, annual leave, long service leave and on costs				
Provisions (current) (note 24)	5,487	3,364	–	–
Provisions (non-current) (note 29)	465	364	–	–
Aggregate employee entitlement liability	5,952	3,728	–	–

	Number		Number	
	2002	2001	2002	2001
Employee Numbers				
Number of employees and contractors at year-end	896	1,087	5	5

Superannuation Commitments

All Australian employees are entitled to benefits on retirement, disability or death. An accumulated superannuation plan exists with contributions from the consolidated entity as a percentage of the employee's salary or wage. Entitlements paid to overseas employees by the overseas controlled entities are made in accordance with the legal requirements and regulations of that country.

The Proton World International SA (PWI) defined benefit pension fund existing at 30 June 2002 is made up of accrued benefits to the value of $4,355,486. The net market value of fund assets at that date is $1,819,669, resulting in an unfunded liability of $2,535,818 at balance date (refer to note 30). Vested benefits in the pension fund as at 30 June 2002 are $658,868. The valuation of components of the PWI defined benefit pension fund was carried out on 1 April 2002.

Employee Share Incentive Scheme

The parent entity has an Employee Share Incentive Scheme (Scheme) established in 1987 and subsequently amended on 31 October 1995. The Scheme provides Executive Directors, full-time and part-time employees of ERG Limited (ERG) and its controlled entities with the opportunity to subscribe for ordinary fully paid shares in ERG, and for ERG to assist in funding the subscription monies by way of an interest-free loan.

Under the Scheme, shares are issued to eligible participants at the market price at the time of invitation, less a discount of up to 10% as determined by the Directors. The market price is the lesser of the last sale price for ERG shares on the day preceding the invitation, and the average last sale price for ERG shares during the five days preceding the date of invitation.

A condition attached to each application is that the participant must complete two years of employment from the date of each allotment of shares under the invitation. If the employee ceases employment during the two-year period or an employee is dismissed for wilful misconduct or gross negligence, ERG will purchase back the shares for the original subscription price for which the shares were issued and terminate the loan. Loan repayments, other than from dividends, are not permitted before the expiration of the two-year period. Dividends paid to participants are applied 50% towards repayment of the loan and the remaining 50% is paid to participants.

The employee shares are not listed on the Australian Stock Exchange and the aggregate number of employee shares on issue may not exceed 5% of the total capital of the parent entity. The number of shares on issue at 30 June 2002 is 8,995,100 (2001: 9,412,550) or 1.4% (2001: 1.5%) of the capital of the parent entity. Voting rights are attached to the shares issued to participants.

Invitations are made from time to time to selected employees and invitations to Executive Directors require the approval of members in a General Meeting. There are currently 56 (2001: 61) employees (including one Executive Director) participating in the Scheme.

During the financial year, there were no ordinary fully paid shares (2001: nil) issued to participants. During the year, there were 3,000 (2001: nil) shares bought back.

42 Employee Entitlements and Superannuation Commitments (continued)

At the end of the financial year, an accumulated amount of $4,573,117 (2001: $4,745,174), representing 8,995,100 (2001: 9,412,550) shares, remains owing in respect of shares issued pursuant to the terms of the Scheme. The market value at the end of the financial year in respect of those shares is $2,698,530 (2001: $13,338,072).

Executive Option Plan

The establishment of the ERG Limited Executive Option Plan was approved by shareholders at the Annual General Meeting of the Company held on 9 November 1998.

During the financial year, no options were granted over unissued shares (2001: 3,719,500), no options were cancelled (2001: 193,500), a total of 2,685,000 options expired (2001: nil) and 175,000 options were exercised (2001: 815,000).

During the year, options were issued outside the ERG Executive Option Plan. The options were issued pursuant to the Proton World International SA aquisition.

The market value of ordinary shares at 30 June 2002 was $0.30 (2001: $1.44).

Unissued shares of the Company under option are:

Expiry Date	Exercise Price	Number of Options 2002	2001
19 July 2002	$ 0.93	150,000	–
26 October 2002	$ 0.93	450,000	–
11 January 2003	$ 2.59	30,000	–
12 January 2003	$ 2.61	15,000	–
13 January 2003	$ 2.62	69,000	–
14 January 2003	$ 2.70	45,000	–
17 November 2003	$ 3.18	3,000	–
15 March 2007	$ 0.38	1,000,000	–
9 December 2008	$ 0.37	3,750,000	3,750,000
11 December 2008	$ 0.38	75,000	75,000
15 December 2008	$ 0.37	–	25,000
1 January 2009	$ 0.40	7,437,210	–
16 July 2009	$ 0.93	2,190,000	3,840,000
30 August 2009	$ 1.19	330,000	330,000
26 November 2009	$ 2.60	75,000	75,000
29 November 2009	$ 2.60	75,000	75,000
1 December 2009	$ 2.66	–	150,000
2 December 2009	$ 2.64	315,000	315,000
10 January 2010	$ 2.54	120,000	120,000
11 January 2010	$ 2.59	105,000	135,000
12 January 2010	$ 2.61	174,000	189,000
13 January 2010	$ 2.62	232,500	309,000
14 January 2010	$ 2.70	235,500	295,500
25 February 2010	$ 3.75	12,000	162,000
14 June 2010	$ 3.08	180,000	180,000
1 November 2010	$ 3.23	1,020,000	1,695,000
17 November 2010	$ 3.18	1,177,000	1,967,500
		19,265,210	13,688,000

Options are exercisable after two years from the date of grant and expire after ten years or on termination of the employee's employment. In addition, the exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

42 Employee Entitlements and Superannuation Commitments (continued)

Exempt Employee Share Plan

The establishment of the ERG Limited Exempt Employee Share Plan (Plan) was approved by a special resolution of shareholders on 9 November 1998.

The Plan provides permanent full-time and permanent part-time employees of ERG Limited and its controlled entities with the opportunity to participate in acquiring shares up to an amount of not exceeding $1,000 per employee or such other amounts permitted under the provisions of the *Income Tax Assessment Act 1936* (as amended).

A condition attached to each application is that the participant must complete three years of employment from the date of acquisition of the shares before the shares can be withdrawn from the Plan or be disposed of by the participant. If the employee ceases employment during the three-year period, the employee can either withdraw from the Plan or sell his/her shares.

Participants are entitled to receive any dividends, rights (both renounceable and non-renounceable), or other distributions made in respect of shares held by the employee under the Plan.

The number of shares under all employee share schemes, including outstanding employee options may not exceed 7.5% of the total capital of the parent entity. The number of shares on issue under the Plan at 30 June 2002 is 110,767 (2001: 144,807) or 0.01% (2001: 0.03%) of the capital of the parent entity. Voting rights are attached to the shares issued to participants.

Invitations are made from time to time to eligible employees who have been invited by the Board of Directors to participate. There are currently 251 (2001: 358) employees participating in the Plan.

43 Related Parties

Directors

The names of persons who were Directors of ERG Limited (ERG) at any time during the financial year are as follows:

A S Murdoch, P J Fogarty, E L Bolto, G L Crew and D J Humann.

The aggregate number of shares and options held by Directors of ERG or their Director-related entities in ERG is:

	Parent Entity 2002 $000	Parent Entity 2001 $000
Ordinary shares	10,595,409	10,509,666
Unlisted shares issued under the ERG Limited Employee Share Incentive Scheme	5,250,000	5,250,000
Options issued under the ERG Limited Executive Option Plan	3,750,000	3,750,000

Remuneration and Service Agreements

ERG Limited paid fees totalling $1,023,000 (2001: $1,397,951) to LTC Management Pty Ltd (LTC), a company owned and controlled by Mr P J Fogarty. The total sum paid to LTC covers the services of Mr Fogarty and a full-time personal assistant, plus all reasonable expenses and disbursements as approved by the Board of Directors. The remuneration amount to Mr Fogarty has been included in Directors' remuneration (note 35) and executives' remuneration (note 36).

Transactions of Directors Concerning Shares or Share Options

The aggregate number of shares and share options directly issued by ERG, including shares issued pursuant to a rights issue and the Dividend Reinvestment Plan of ERG, to Directors of ERG and to parties related to them during the financial year was 385,743 (2001: nil).

The aggregate number of shares of ERG disposed of by Directors of ERG and by parties related to them during the financial year was 500,000 (2001: 1,306,302).

Under the terms and conditions of the ERG Limited Employee Share Incentive Scheme (Scheme), 11,250,000 shares have been issued since the commencement of the Scheme to Mr P J Fogarty. There were no shares (2001: nil) issued to Mr Fogarty during the year under the terms of the Scheme.

43 Related Parties (continued)

The number of options granted under the Company's Executive Option Plan and the terms and conditions under which they were granted were approved by shareholders at the Annual General Meeting of ERG held on 9 November 1998. The terms and conditions are described in note 42. There were no options (2001: nil) issued to Mr P J Fogarty during the financial year.

The aggregate amount of loans outstanding by Mr P J Fogarty, after crediting applicable dividends, at 30 June 2002 in respect of shares issued pursuant to the Scheme was $3,238,125 (2001: $3,264,375) and the aggregate amount of repayments received during the year was $26,250 (2001: $500,000).

There were no other off-market transactions in shares made by the Directors or Director-related entities.

Wholly Owned Group

The wholly owned group consists of ERG Limited and its wholly owned controlled entities: ERG Management Services Ltd, ERG Share Plan Pty Ltd, ERG Property Pty Ltd, ERG Telecommunications Pty Ltd, ERG Holdings Ltd, ERG Transit Systems (HK) Limited, ERG IP Pty Ltd, ERG R&D Pty Ltd, ERG Transit Systems (Eur) NV, ERG Transit Systems (Fra) SA, ERG Card Systems Ltd, ERG Card Systems (Aust) Ltd, ERG Transit Systems Ltd, ERG Transit Systems (Scand) AB, ERG Transit Systems (UK) Ltd, ERG Transit Systems (Sing) Pte Ltd, ERG Transit Systems (USA) Inc, ERG Transit Systems (Ger) GmbH, Proton World International SA, Proton World Americas Inc, Triumphant Launch Sdn Bhd and Integrated Transit Solutions (Sing) Pte Ltd. Ownership interests are set out in note 44.

Transactions between ERG Limited and related parties in the wholly owned group during the years ended 30 June 2002 and 30 June 2001 consisted of:

- loans advanced;
- loans repaid;
- management fees and rent;
- sales of product and services;
- reimbursement for disbursements, sundry costs, contract settlement and warranty work;
- purchase of goods and services;
- sale and transfer of intellectual property licences within the consolidated entity;
- transfer of research and development expenditure; and
- restructure of loans to and from controlled entities within the consolidated entity resulting in the forgiveness and write-off of loans.

The above transactions were made on normal terms and conditions or at cost, except that there are no fixed terms and generally no interest terms for the repayment of loans advanced by ERG Limited or within the wholly owned group.

A provision of $190,000,000 for an inter-group receivable was raised by the parent entity during the year.

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Non-current receivables				
Controlled entities (loans)	–	–	623,936	469,773
Less: Provision for doubtful debts	–	–	(209,775)	(19,775)
Non-current payables				
Controlled entities (loans)	–	–	(52,624)	(10,790)

Other Controlled Entities of the Consolidated Entity

OneLink Transit Systems Pty Ltd

During the financial year, ERG incurred costs on behalf of OneLink Transit Systems Pty Ltd (OLT) amounting to $29,316,314 (2001: $11,656,350). The balance payable by OLT to ERG at year-end is $20,716,598 (2001: $16,401,976). This balance is included in note 13.

43 Related Parties (continued)

During the financial year, ERG did not make any further advances to OneLink Holdings Pty Ltd (OLH) (2001: nil). The balance payable by OLH to ERG at year-end is $7,913,321 (2001: $7,261,218) and is included in note 13. The net movement for the financial year represents an internal interest charge which has been eliminated on consolidation.

The balance payable by ERG to OLT at year-end is $560,439 (2001: $317,031). The balance is included in note 13 and has been netted off against the receivables from OLT.

OLT has entered into a series of agreements in connection with the supply of an automated fare collection (AFC) system for the Public Transport Corporation (PTC) of Victoria, Australia. ERG is a signing party to several of these agreements, including an agreement for the supply and installation of equipment and software. All agreements are on commercial terms and conditions.

ERG has granted a guarantee and indemnity to the PTC of Victoria, Australia in connection with the monetary and performance obligations of OLT arising from various AFC system contracts.

ERG holds cross-indemnities, via various agreements with its co-shareholders in OLH, in respect to the performance of the respective co-shareholders' delivery obligations.

Associated Corporations

All transactions with associated companies are made on normal terms and conditions.

AFC Equipment Co Pty Ltd

OLT has entered into a series of agreements in connection with the supply of an AFC system for the PTC. AFC Equipment Co Pty Ltd is a signing party to several of these agreements, including an agreement for the lease of equipment and software to OLT.

During the financial year, OLT provided amounts totalling $30,740,672 (2001: $4,276,329) to AFC Equipment Co Pty Ltd. These amounts are included in note 13.

During the financial year, ERG recognised interest income on the outstanding balance on the loan to AFC Equipment Co Pty Ltd of $1,355,289 (2001: $2,554,306). The interest rate applicable to the balance of the loan is based on a five-year bank bill rate and the balance of the loan is repayable on demand.

During the year, AFC Equipment Co Pty Ltd made net advances to/received net advances (from) OLT of $11,619,999 (2001: ($14,694,443)). In accordance with an existing lease agreement, AFC Equipment Co Pty Ltd made lease charges of $19,120,673 (2001: $18,970,772) to OLT during the year.

The closing balance of the payable by OLT to AFC at year-end was $3,716,241 (2001: $15,336,240).

The closing balance of the receivable by ERG from AFC at year-end was $24,095,653 (2001: $33,460,067). The amount of $6,339,753 (2001: $12,757,438) has been included in note 9 and an amount of $17,755,900 in note 13 (2001: $20,702,629). The classification of the receivable between current and non-current is aligned with the forecast repayment schedule as provided under the ANZ refinancing proposal and the Down Stream Settlement Deed dated 21 May 2002.

Triumphant Launch Sdn Bhd

On 15 March 2002, the consolidated entity acquired 100% of Proton World International SA (PWI). This resulted in ERG obtaining 100% ownership of Triumphant Launch Sdn Bhd.

During the financial year, up to acquisition date, the consolidated entity incurred costs on behalf of, and charged consulting fees to, Triumphant Launch Sdn Bhd amounting to $122,400 (2001: $156,627). At year-end, no amount (2001: $86,000) was payable to the consolidated entity.

ECard Pty Limited

Details of the total investment in ECard Pty Limited are set out in note 46.

The closing balance of payables by ERG to ECard Pty Limited at year-end was $36,520 (2001: $88,691).

Purchases by ECard Pty Limited from PWI during the year were $266,000.

43 Related Parties (continued)

Prepayment Cards Limited

During the financial year, ERG and certain controlled entities continued to supply equipment and services to Prepayment Cards Limited (PCL) under an existing contract for the delivery of a concessionary fare scheme for the Greater Manchester Passenger Transport Executive.

The consolidated entity has entered into a number of contracts for the supply of hardware, software, maintenance and support. The total value of the contracts over the period of supply is approximately $45,500,000.

The balance receivable to ERG from PCL at year-end was $544,546 (2001: $295,139). This amount is reflected in trade debtors (note 9).

The closing balance of payables by ERG to PCL at year-end was $4,042 (2001: $382,214).

OneLink Holdings Pty Ltd

The balance of interest payable by OLT to OLH at year-end was $1,713,321 (2001: $1,061,218).

Ultimate Controlling Entity

ERG Limited is the ultimate parent entity of both the wholly owned group and of the consolidated entity.

Transactions Between OneLink Holdings Pty Ltd with its Related Parties

Transaction Type	Class of Related Party	Consolidated Entity 2002 $	Consolidated Entity 2001 $
Management services/fees incurred	Other related party:		
	• Fujitsu Australia Ltd	1,848,639	1,773,113
AFC management services/fees incurred	Other related parties:		
	• Fujitsu Australia Ltd	2,138,595	1,333,987
	• Mayne Group Ltd	2,782,989	3,737,385
Interest incurred	Other related parties:		
	• Fujitsu Australia Ltd	69,729	149,373
	• Mayne Group Ltd	232,456	338,355
Claims receivable from the Public Transport Corporation of Victoria	Other related parties:		
	• Fujitsu Australia Ltd	10,538,243	-
	• Mayne Group Ltd	8,662,630	-
Computer/software purchases	Other related parties:		
	• Fujitsu Australia Ltd	46,370	-
Change request fees receivable/(payable)	Other related parties:		
	• Fujitsu Australia Ltd	603,770	-
	• Mayne Group Ltd	(50,900)	-
Other trading services (payable)/receivable	Other related parties:		
	• Fujitsu Australia Ltd	(6,000)	-
	• Mayne Group Ltd	8,014	-

The above transactions were made on normal terms and conditions or at cost, except that there are no fixed terms and generally no interest terms for the repayment of loans advanced from or to related parties.

44 Investments in Controlled Entities

Name of Entity	Notes	Country of Incorporation	Class of Shares	Carrying Value of Parent Entity's Investment 2002 $000	2001 $000	Equity Holding 2002 %	2001 %
Parent Entity							
ERG Limited		Australia	Ordinary	–	–	–	–
Controlled Entities							
ERG Management Services Ltd		Australia	Ordinary	–	1,082	100	100
ERG Telecommunications International Pty Ltd	44(a)	Australia	Ordinary	–	–	–	100
ERG Share Plan Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Property Pty Ltd		Australia	Ordinary	–	–	100	100
The Energy Research Group Unit Trust		Australia	Ordinary	–	–	100	100
ERG Telecommunications Pty Ltd		Australia	Ordinary	1,204	1,204	100	100
Integrated Transit Solutions (Italy) Srl		Italy	Ordinary	–	–	98	98
OneLink Holdings Pty Ltd	44(b)	Australia	Ordinary	11,567	11,567	34	34
which has the controlled entity:							
OneLink Transit Systems Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Holdings Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Transit Systems (HK) Limited		Hong Kong	Ordinary	–	–	100	100
ERG IP Pty Ltd		Australia	Ordinary	–	–	100	100
ERG R&D Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Transit Systems (Sing) Pte Ltd		Singapore	Ordinary	–	–	100	100
ERG Transit Systems (USA) Inc		USA	Ordinary	–	–	100	100
ERG Transit Systems (Ger) GmbH		Germany	Ordinary	–	–	100	100
Integrated Transit Solutions Ltd	44(c)	Australia	Ordinary	–	–	50	50
Integrated Transit Solutions (Sing) Pte Ltd		Singapore	Ordinary	–	–	100	100
ERG Transit Systems (Eur) NV		Belgium	Ordinary	–	–	100	100
which has the controlled entity:							
ERG Transit Systems (Fra) SA		France	Ordinary	–	–	100	100
ERG Card Systems Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Card Systems (Aust) Ltd		Australia	Ordinary	–	–	100	100
Triumphant Launch Sdn Bhd		Malaysia	Ordinary	–	–	100	50
Proton World International SA		Belgium	Ordinary	–	–	100	10
which has the controlled entity:							
Proton World Americas Inc		USA	Ordinary	–	–	100	10
ERG Transit Systems Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Transit Systems (Scand) AB		Sweden	Ordinary	–	–	100	100
ERG Transit Systems (UK) Ltd		UK	Ordinary	–	–	100	100
				12,771	13,853		

44 Investments in Controlled Entities (continued)

- ERG Transit Systems (Scand) AB is audited by PricewaterhouseCoopers, Stockholm, Sweden
- ERG Transit Systems (UK) Ltd is audited by PricewaterhouseCoopers, Manchester, United Kingdom
- ERG Transit Systems (Eur) NV is audited by PricewaterhouseCoopers, Brussels, Belgium
- ERG Transit Systems (Fra) SA is audited by Socodec Exco, Bourgogne, France
- OneLink Holdings Pty Ltd and OneLink Transit Systems Pty Ltd are audited by PricewaterhouseCoopers, Melbourne, Australia
- ERG Transit Systems (Sing) Pte Ltd and Integrated Transit Solutions (Sing) Pte Ltd are audited by PricewaterhouseCoopers, Singapore

Overseas subsidiaries carry on business in the country of incorporation.

Outside Equity Interests in Controlled Entities

(a) The company was deregistered on 4 November 2001.

(b) The company is a controlled entity due to the following reasons:

(i) ERG Limited (ERG) controls the Board of OneLink Holdings Pty Ltd (OLH) by virtue of a casting vote held by the Chairman who is appointed by ERG under the Shareholder Agreement;

(ii) ERG is to meet the financing and performance obligations of OLH; and

(iii) the shareholders of OLH have agreed, under the terms of the Shareholder Agreement, that OLH will be a controlled entity of ERG for the purposes of the *Corporations Act 2001* and Australian Accounting Standards.

(c) The company is a controlled entity due to the following reasons:

(i) ERG Limited (ERG) controls the Board of Integrated Transit Solutions Ltd (ITS) which is fully comprised of ERG representatives. This is a permanent arrangement documented in an agreement between the shareholders of ITS (Agreement);

(ii) ERG is to meet the financing and performance obligations of ITS; and

(iii) the shareholders of ITS have agreed, under the terms of the Agreement, that ITS will be a controlled entity of ERG for the purposes of the *Corporations Act 2001* and Australian Accounting Standards.

Acquisition of Controlled Entity

On 15 March 2002, the consolidated entity acquired the 90% of the issued capital of Proton World International SA (PWI) that it did not already own. Through the acquisition of PWI, the consolidated entity also acquired the 50% of the issued capital it did not already own in Triumphant Launch Sdn Bhd, an entity previously owned equally by the consolidated entity and PWI; and Proton World Americas Inc, a wholly owned subsidiary of PWI. The operating results of these newly controlled entities have been included in the statement of financial performance since the date of acquisition.

The consideration payable to one of the vendors will be increased by €1,000,000 (equivalent to A$1,752,850 at balance date), payable two years after acquisition, provided that the vendor complies with specific performance criteria that will enhance the value of PWI.

In addition, two of the vendors will receive up to an aggregate of 8,000,000 unlisted options over ERG shares that are exercisable upon the occurrence of specified events linked to each party's ongoing support of PWI and the suite of PWI products. The exercise price of the options is based on the weighted average price of ERG shares in the seven days prior to the date of acquisition and will not exceed 150% of that weighted average price.

With respect to the agreements to acquire the shares in PWI from three of the four vendors, ERG has recognised a liability of $38,022,191 in relation to deferred consideration (refer to note 30 for details).

44 Investments in Controlled Entities (continued)

Details of the acquisition are as follows:

	2002 $000
Fair value of identifiable net assets of the controlled entities acquired:	
Cash	13,397
Trade debtors	8,838
Property, plant and equipment	961
Prepayments	688
Inventories	324
Other debtors	250
Product development	178
Investments	37
Bank borrowings – current	(2,312)
Deferred income	(3,518)
Other creditors and accruals	(3,820)
Provisions	(6,614)
Trade creditors	(4,825)
Bank borrowings – non-current	(11,641)
Net liabilities acquired	(8,057)
Goodwill on consolidation	150,377
Total consideration	142,320
Consideration consists of:	
Cash and deferred consideration	95,204
Cost of original investment	25,905
Shares issued	21,152
Other acquisition costs	59
Total consideration	142,320

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Outflow of cash to acquire controlled entities, net of cash acquired:				
Cash consideration paid at acquisition	18,481	–	–	–
Other acquisition costs	59	–	–	–
Total outflow of cash	18,540	–	–	–
Balances acquired:				
Cash	13,397	–	–	–
Bank borrowings	(2,312)	–	–	–
Net cash acquired	11,085	–	–	–
Net outflow of cash	7,455	–	–	–

44 Investments in Controlled Entities (continued)

Disposal of Controlled Entity

On 30 June 2000, the consolidated entity disposed of 100% of the issued capital of ERG Connect Pty Ltd (ERG Connect). The results of this previously controlled entity were included in the consolidated statement of financial performance up until the date of disposal.

As part of the disposal of ERG Connect, the consolidated entity agreed to include a deferred settlement component applicable to the sale of shares in ERG Connect to Downer EDI Limited subject to the awarding of incremental contracts. These contracts were awarded in favour of ERG Connect during 2001 and accordingly, the consolidated entity recognised additional revenue and profit applicable to the disposal of ERG Connect in that year.

Details of the disposal are as follows:

	2002 $000	2001 $000
Assets disposed of	–	–
Total consideration	–	5,985
Profit on disposal of former controlled entity	–	5,985
Total consideration is made up as follows:		
Cash consideration	–	5,985
Total consideration	–	5,985
Net cash and receivables consideration:		
Cash and receivables consideration	–	5,985
Less: Cash included in net assets disposed	–	–
Net cash and receivables consideration	–	5,985

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000
Inflow of cash from disposal of former controlled entity, net of cash disposed:				
Cash consideration	–	–	–	–
Inflow of cash	–	–	–	–

45 Cross-Guarantee and Indemnity

Pursuant to class orders dated 19 December 1991 and 13 August 1998, relief has been granted to controlled entities of ERG Limited (ERG) from the *Corporations Act 2001* requirements for preparation, audit and publication of financial reports and Directors' reports. As a condition of the class orders, ERG and the controlled entities subject to the class orders, ERG Card Systems (Aust) Ltd, ERG Card Systems Ltd, ERG Holdings Ltd, ERG Management Services Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG R&D Pty Ltd, ERG Telecommunications International Pty Ltd (deregistered 4 November 2001), ERG Telecommunications Pty Ltd and ERG Transit Systems Ltd, entered into deeds of indemnity on 5 May 1995 and 8 June 1999. The effect of these deeds is that ERG has guaranteed to pay any deficiency in the event of winding up the controlled entities. The controlled entities have also given a similar guarantee in the event that ERG is wound up.

The above entities represent a "Closed Group" for the purpose of the class order and, as there are no other parties to the Deed of Cross-Guarantee that are controlled by ERG, they also represent the "Extended Closed Group".

Set out below is a consolidated statement of financial performance for the year ended 30 June 2002 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2002 $000	2001 $000
Revenue from ordinary activities	98,428	191,143
Expenses from ordinary activities	(221,169)	(161,395)
Borrowing costs	(29,482)	(21,676)
Share of net loss of associates accounted for using the equity method	(3,488)	(6,413)
(Loss) profit from ordinary activities before income tax	(155,711)	1,659
Income tax benefit (expense)	3,608	(504)
(Loss) profit from ordinary activities after income tax profit	(152,103)	1,155

Set out below is a summary of movements in consolidated (accumulated losses) retained profits for the year ended 30 June 2002 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2002 $000	2001 $000
Retained profits at the beginning of the financial year	47,296	52,523
(Loss) profit from ordinary activities after income tax expense	(152,103)	1,155
Dividends provided for or paid	–	(6,382)
(Accumulated losses) retained profits at the end of the financial year	(104,807)	47,296

45 Cross-Guarantee and Indemnity (continued)

Set out below is a consolidated statement of financial position at 30 June 2002 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2002 $000	2001 $000
Current Assets		
Cash assets	33,921	20,925
Receivables	21,950	65,989
Inventories	18,729	21,517
Other financial assets	15,793	–
Other	4,309	4,653
Total current assets	94,702	113,084
Non-Current Assets		
Receivables	285,054	145,192
Inventories	30,044	34,224
Investments accounted for using the equity method	5,355	65,351
Other financial assets	173,072	88,292
Property, plant and equipment	80,061	179,337
Deferred tax assets	–	12,953
Intangible assets	–	1,599
Other	–	3,136
Total non-current assets	573,586	530,084
Total assets	668,288	643,168
Current Liabilities		
Payables	31,269	43,783
Interest-bearing liabilities	68,743	1,410
Current tax liabilities	–	–
Provisions	4,967	13,148
Other	5,918	7
Total current liabilities	110,897	58,348
Non-Current Liabilities		
Interest-bearing liabilities	261,747	286,878
Deferred tax liabilities	–	16,562
Provisions	465	364
Other	38,022	1,300
Total non-current liabilities	300,234	305,104
Total liabilities	411,131	363,452
Net assets	257,157	279,716
Equity		
Contributed equity	361,964	232,420
(Accumulated losses) retained profits	(104,807)	47,296
Total equity	257,157	279,716

46 Investments in Associated Companies

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost, less provision for diminution, by the parent entity (refer to notes 15 and 16). Information relating to the associated companies is set out below:

Name of Company	Principal Activity	Ownership Interest 2002 %	Ownership Interest 2001 %	Consolidated Carrying Amount 2002 $000	Consolidated Carrying Amount 2001 $000	Parent Entity Carrying Amount 2002 $000	Parent Entity Carrying Amount 2001 $000
Unlisted Corporations							
AFC Equipment Co Pty Ltd	Financing and leasing of equipment and software	33.3	33.3	–	–	2,000	2,000
Prepayment Cards Limited	Supplying and servicing of prepaid fare collection systems	47.1	30.0	5,355	14,173	6,542	21,244
Triumphant Launch Sdn Bhd	Supplying and licensing of stored value card systems	–	50.0	–	27,426	–	–
ECard Pty Limited	Development of smart card market	39.0	39.0	–	23,752	–	–
Total investments in associated companies				5,355	65,351	8,542	23,244

All of the aforementioned associated companies have a reporting date of 30 June, except for Prepayment Cards Limited which has a reporting date of 31 March.

Triumphant Launch Sdn Bhd became a controlled entity on 15 March 2002 (refer to note 44).

	Consolidated 2002 $000	Consolidated 2001 $000
Movements in Carrying Amounts of Investments in Associates		
Carrying amount at the beginning of the financial year	65,351	64,213
Acquisition of investments	2,368	7,551
Provision for diminution	(58,876)	–
Share of loss from ordinary activities after income tax	(3,488)	(6,413)
Carrying amount at the end of the financial year (note 15)	5,355	65,351
Results Attributable to Associates		
Loss from ordinary activities before income tax	(3,488)	(6,413)
Income tax expense	–	–
Loss from ordinary activities after income tax	(3,488)	(6,413)
Accumulated losses attributable to associates at the beginning of the financial year	(17,511)	(11,098)
Accumulated losses attributable to associates at the end of the financial year	(20,999)	(17,511)
Share of Associates' Expenditure Commitments		
Lease commitments	475	–
Capital commitments	1,140	–
Total share of associates' commitments	1,615	–

46 Investments in Associated Companies (continued)

Summary of the Performance and Financial Position of Associates

	Consolidated 2002 $000	Consolidated 2001 $000
The aggregate profits, assets and liabilities of associates are:		
Loss from ordinary activities after income tax	(38,289)	(60,896)
Assets	137,977	210,540
Liabilities	(86,154)	(87,221)
Net assets	51,823	123,319

47 Events Occurring After Balance Date

Matters Subsequent to the End of the Financial Year

A loan agreement for a $30,000,000 stand-by facility has been signed with Babcock & Brown at the date of this report. Babcock & Brown has extensive experience in funding large transit projects globally. The company has also been appointed as advisor to assist in the statement of financial position restructuring, strengthening and realisation of the value of assets owned by the Group and future funding requirements. The initial drawdown on the facility can be made once legal formalities have been satisfied.

The consolidated entity announced last year that Integrated Transit Solutions Ltd (ITS) had been selected as the preferred proponent for the New South Wales Department of Transport Sydney Integrated Ticketing System (SITS) Project. ITS is the joint venture vehicle formed by the parent entity and Motorola Inc to bid for the SITS contract. Completion of this contract has been delayed due to litigation directed by a competitor against the New South Wales Department of Transport. A recent court decision was delivered in favour of the New South Wales Government. The consolidated entity has incurred $6,637,533 of tender costs which have been included in project contract/work-in-progress costs at 30 June 2002 following the announcement of ITS being selected as the preferred proponent for the SITS project.

On 12 September 2002, the consolidated entity announced that the holders of its unlisted convertible notes agreed to convert some or all of their holdings into ERG ordinary shares. The effect of the conversion is to reduce ERG's liability on maturity of these notes with $22,817,831 face value at 30 June 2002 to the extent that the notes are converted.

ERG originally issued 18,178,989 five-year 8% convertible notes at $1.65 to Motorola Inc on 16 October 1997, with a maturity date of 15 October 2002. During the term of these notes, Motorola converted 4,350,000 notes into ordinary shares and sold a further 8,000,000 notes to two financial institutions. As a result, there were 13,828,989 notes on issue as at the balance date, of which Motorola held 5,828,989. The two financial institutions and Motorola have agreed to convert their holdings into ordinary shares in certain circumstances and the date for conversion has been extended to 15 November 2002. The notes are convertible at the rate of one note for three ordinary shares providing an effective share conversion price of $0.55.

If all the notes are converted, ERG will issue 41,486,967 new ordinary shares to the three convertible noteholders. The noteholders will be entitled to a payment from ERG based on the difference between $0.55 and the sale price of ERG's shares. Any notes not converted will be redeemed on or before 15 November 2002 (or such later date as is agreed between the holder and ERG).

Subsequent to the end of the financial year, the consolidated entity announced it had been awarded the contract to install a smart card based fare collection system for the Las Vegas Monorail project. The contract, valued at US$6,000,000, has been awarded to ERG by Bombardier Transportation, a unit of Bombardier Inc, a Canadian-based diversified manufacturing and service company.

The system will cater for contactless smart cards as well as magnetic tickets for single journeys. In conjunction with the ticketing system, ERG has been contracted to install its central computer processing system. The total system will be capable of expansion into multiple applications for smart cards including electronic purses for casinos, security access and loyalty schemes.

Subsequent to the end of the financial year, the €12,000,000 payable to Banksys on the Proton World International SA acquisition was restructured as follows: €1,000,000 will be paid on 30 November 2002; €5,000,000 was deferred for one year; and €6,000,000 payable on 15 March 2003 has been deferred to 15 March 2004.

These events did not have a financial impact in the year ended 30 June 2002.

At the date of this report, other than as detailed above, no matters or circumstances have arisen since 30 June 2002 that will significantly affect or may significantly affect:

47 Events Occurring After Balance Date (continued)

- the operations in the financial year subsequent to 30 June 2002 of the consolidated entity constituted by ERG and entities it controls from time to time; or
- the results of those operations; or
- the state of affairs in the financial year subsequent to 30 June 2002 of the consolidated entity.

48 Reconciliation of (Loss) Profit from Ordinary Activities After Income Tax to Net Cash (Outflow) Inflow from Operating Activities

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
(Loss) profit from ordinary activities after income tax	(249,799)	6,107	(252,919)	18,465
Depreciation and amortisation	76,129	17,126	4,321	931
Amortisation of borrowing costs	4,126	984	4,126	984
Equity accounted losses	3,488	6,413	–	–
Unrealised profit on sales to equity associate	2,006	–	–	–
Exempt employee shares issued	–	131	–	131
Interest on equity component of convertible note	969	896	969	896
Loss on sale of property, plant and equipment	616	886	–	–
Provision for employee entitlements	387	(543)	–	–
Provision for warranty	(2,185)	(349)	–	–
Provision for inventories	(4,567)	3,765	–	–
Provision for diminution of investment and doubtful debts	–	–	(4,338)	(557)
Provision for doubtful debts	(5,678)	5,254	190,000	–
Foreign exchange – net	1,257	664	(43)	–
Write down of investments	59,933	–	27,771	–
Net loss on sale of investments	14,064	–	11,797	–
Net profit on sale of business assets	–	(6,787)	–	–
Net profit on sale of technology licence for equity in associate	–	(3,913)	–	–
Reinvestment of dividends received	(791)	–	–	–
Changes in assets and liabilities				
(Increase) decrease in prepayments	(4,986)	(211)	299	85
(Increase) decrease in trade debtors	5,150	(2,342)	10,166	30,882
(Increase) decrease in inventory	29,122	(15,935)	(111)	–
(Increase) decrease in other assets	–	33	–	(4)
(Increase) decrease in future income tax benefit	23,593	10,647	135	(3)
(Increase) decrease in other debtors	(3,968)	(3,151)	30	(14)
Increase (decrease) in trade creditors	(14,747)	15,194	–	(451)
Increase (decrease) in accrued expenses	16,590	(125)	11	(3,039)
Increase (decrease) in deposits held and deferred income	6,820	(4,611)	–	–
Increase (decrease) in provisions	(3,247)	(245)	–	–
Increase (decrease) in deferred income tax liability	(19,625)	(11,108)	(3,644)	3,001
Increase (decrease) in other non-current liabilities	10,630	–	–	–
Net cash (outflow) inflow from operating activities	(54,713)	18,780	(11,430)	51,307

During the previous year, ERG Limited made a payment to Motorola Development Corporation for settlement of the ERG Motorola Alliance. The payment of $46,360,000 is included in the statement of cash flows as set out below.

	Consolidated		Parent Entity	
	2002 $000	2001 $000	2002 $000	2001 $000

48 Reconciliation of (Loss) Profit from Ordinary Activities After Income Tax to Net Cash (Outflow) Inflow from Operating Activities (continued)

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Total consideration is made up as follows:				
Advances to controlled entities	–	–	–	11,233
Payments for investment in associated entity	–	2,751	–	–
Payments for property, plant and equipment	–	8,482	–	–
Payment for settlement of alliance agreement	–	35,127	–	35,127
Total consideration for payment (note 14)	–	46,360	–	46,360

In the prior year, the parent entity made advances to certain controlled entities to make payments in settlement of the ERG Motorola Alliance issues. This is reflected in the consolidated statement of cash flows as payments for investments in associated entity and payments for property, plant and equipment.

Financing Arrangements

The consolidated entity has access to the following financing facilities:

	Consolidated 2002 $000	Consolidated 2001 $000	Parent Entity 2002 $000	Parent Entity 2001 $000
Total facilities available at balance date				
Stand-by credit lines	38,636	38,909	20,000	25,806
Leasing	940	7,263	761	7,263
Guarantees, bonds and stand-by letters of credit	246,355	275,368	237,809	266,754
	285,931	321,540	258,570	299,823
Facilities utilised at balance date				
Stand-by credit lines	36,459	21,544	20,000	10,000
Leasing	940	2,263	761	2,263
Guarantees, bonds and stand-by letters of credit	157,380	205,208	148,834	196,594
	194,779	229,015	169,595	208,857
Facilities not utilised at balance date				
Stand-by credit lines	2,177	17,365	–	15,806
Leasing	–	5,000	–	5,000
Guarantees, bonds and stand-by letters of credit	88,975	70,160	88,975	70,160
	91,152	92,525	88,975	90,966

The leasing facilities are used to fund property, plant and equipment, including computer equipment. The facilities are non-revolving and currently extend to May 2003.

The stand-by credit lines may be drawn at any time and are subject to annual review. The $20,000,000 Commonwealth Bank of Australia facility has been repaid since year-end. Facilities for guarantees and stand-by letters of credit may be drawn at any time and are subject to annual review. Subject to the continuance of a satisfactory credit rating, the bond facilities may be drawn at any time.

49 Non-Cash Financing and Investing Activities

During the financial year, the parent entity issued ordinary share capital to the value of $21,151,614 (refer to note 31) as partial consideration for the acquisition of the shares which the consolidated entity did not already own in Proton World International SA. The purchase price also included a deferred cash settlement of $38,700,384. (Refer to note 44 for further details of this acquisition.)

Shares in the parent entity were issued upon conversion of unlisted convertible notes into ordinary shares to the value of $7,177,500. (Refer to note 27 for further details of the convertible notes.)

The parent entity also issued ordinary shares to the value of $1,432,156 (refer to note 31) in partial satisfaction of the 2001 final dividend payment under the Dividend Reinvestment Plan.

	Consolidated 2002 Cents	2001 Cents
50 Earnings per Share		
Basic (loss) earnings per share	(31.7)	1.0
Diluted (loss) earnings per share	(31.7)	1.0

	Consolidated 2002 $000	2001 $000
Earnings used in calculating basic earnings per share and diluted earnings per share	(243,879)	6,107

	Number 2002	2001
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	770,328,691	636,801,637

Options

Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of the options are set out in the Directors' Report.

Convertible Notes

Convertible notes are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The notes have not been included in the determination of basic earnings per share. Details relating to the notes are set out in note 27.

There have been no other conversions to, call of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

51 Financial Instruments

(i) Off-Balance Sheet Derivative Instruments

ERG Limited and certain of its controlled entities are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates and to trade.

Forward Exchange Contracts

The consolidated entity enters into forward foreign exchange contracts to hedge certain anticipated purchase and sale commitments denominated in foreign currencies.

At balance date, the details of outstanding contracts are (Australian dollar equivalents):

Buy Foreign Currency	Sell Australian Dollars 2002 $000	2001 $000	Average Exchange Rate 2002	2001
Maturity				
Less than one year				
Hong Kong dollar	–	631	–	3.9650
Japanese yen	–	15,855	–	60.0064
	–	16,486		

51 Financial Instruments (continued)

Sell Foreign Currency	Buy Australian Dollars 2002 $000	2001 $000	Average Exchange Rate 2002	2001
Maturity				
Less than one year				
British pound	–	26,396	–	0.3788
German mark	–	4,274	–	1.1700
Hong Kong dollar	11,985	5,657	4.1328	4.4037
Singapore dollar	5,494	51,562	1.0663	1.0040
US dollar	–	4,253	–	0.5139
New Zealand dollar	345	–	1.2185	–
	17,824	92,142		
Later than one year but not later than two years				
Singapore dollar	–	5,126	–	1.0730
Hong Kong dollar	4,900	16,431	4.2213	4.1805
	4,900	21,557		
Later than two years but not later than five years				
Hong Kong dollar	1,896	4,976	3.9560	4.0309
	1,896	4,976		

As these contracts are hedging anticipated future purchases or sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur.

The net unrecognised loss on hedges of anticipated foreign currency purchases and sales at 30 June 2002 was $23,624 (2001: loss $9,794,482).

(ii) Credit Risk Exposure

The credit risk on financial assets of the consolidated entity which has been recognised in the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

Foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks. The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed in note 51(i).

(iii) Interest Rate Risk Exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities are set out on the following page.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

51 Financial Instruments (continued)

2002

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in: 1 Year or Less $000	Fixed Interest Maturing in: Over 1 to 5 Years $000	Non-Interest Bearing $000	Total $000
Financial Assets						
Cash and deposits	8	38,919	–	–	(518)	38,401
Receivables	9, 13	–	6,340	17,756	165,401	189,497
Other financial assets	11, 16	–	–	–	24,133	24,133
		38,919	6,340	17,756	189,016	252,031
Weighted average interest rate		3.25%	5.24%	5.24%		
Financial Liabilities						
Bank overdrafts and loans	22, 27	–	29,417	7,011	–	36,428
Trade and other creditors	21	–	–	–	99,102	99,102
Convertible notes	22, 27	–	22,818	247,218	–	270,036
Other loans	22, 25, 27	–	25,165	14,529	5,637	45,331
Lease liabilities	22, 27	–	817	123	–	940
		–	78,217	268,881	104,739	451,837
Weighted average interest rate			5.61%	7.24%		
Net financial assets (liabilities)		38,919	(71,877)	(251,125)	84,277	(199,806)

2001

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in: 1 Year or Less $000	Fixed Interest Maturing in: Over 1 to 5 Years $000	Non-Interest Bearing $000	Total $000
Financial Assets						
Cash and deposits	8	28,518	2,000	–	1,536	32,054
Receivables	9, 13	–	12,757	20,703	153,759	187,219
Other financial assets	16	–	–	–	66,806	66,806
		28,518	14,757	20,703	222,101	286,079
Weighted average interest rate		4.02%	5.21%	5.24%		
Financial Liabilities						
Bank loans	22, 27	–	21,542	–	–	21,542
Trade and other creditors	21, 26	–	–	–	99,690	99,690
Convertible notes	27	–	–	276,244	–	276,244
Other loans	25, 30	–	–	–	1,302	1,302
Lease liabilities	22, 27	–	1,458	805	–	2,263
		–	23,000	277,049	100,992	401,041
Weighted average interest rate			6.68%	7.56%		
Net financial assets (liabilities)		28,518	(8,243)	(256,346)	121,109	(114,962)

51 Financial Instruments (continued)

Reconciliation of Net Financial Assets to Net Assets

	Notes	2002 $000	2001 $000
Net financial (liabilities) as per previous page		(199,806)	(114,962)
Non-financial assets and liabilities			
Inventories	10, 14	102,379	131,604
Investments accounted for using the equity method	15	5,355	65,351
Property, plant and equipment	17	150,127	190,772
Deferred tax assets	18	–	23,593
Intangibles	19	147,665	1,599
Other assets	12, 20	18,457	12,483
Provisions	24, 29	(12,435)	(16,622)
Current tax liabilities	23	(803)	(1,001)
Deferred tax liabilities	28	–	(19,625)
Other liabilities	25, 30	(59,192)	(7)
Net assets per statement of financial position		151,747	273,185

(iv) Net Fair Value of Financial Assets and Liabilities

On-Statement of Financial Position

In the opinion of the Directors, the net fair value of financial assets and financial liabilities approximates their carrying value. The net fair value of other monetary financial assets and liabilities is based upon market prices where a market exists.

Off-Statement of Financial Position

For forward exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity profiles.

52 Variation from Preliminary Final Report

Subsequent to the release of the Company's preliminary report to the Stock Exchange a number of reclassifications in assets and liabilities were made but the statement of financial performance remained unchanged.

Intangible assets were increased by $38,022,191 with a corresponding increase in deferred consideration payable (refer to note 30) but net assets remained unchanged.

DIRECTORS' DECLARATION

30 JUNE 2002

The Directors declare that the financial statements and notes set out on pages 8 to 66:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the parent entity's and consolidated entity's financial position as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 45 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross-Guarantee described in note 45.

This declaration is made in accordance with a resolution of the Directors.

A S Murdoch
Chairman

P J Fogarty
Director

Perth, Western Australia, 30 September 2002

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ERG LIMITED

Audit Opinion

In our opinion, the financial report, set out on pages 8 to 67:

- presents a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of ERG Limited and the ERG Group (defined below) as at 30 June 2002 and of their performance for the year ended on that date;
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the following explanation of the inherent uncertainty, scope and summary of our role as auditor.

Inherent Uncertainty Regarding Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following. As a result of the matters described in note 1(a), there is significant uncertainty whether the Company and the Group will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities and commitments in the normal course of business and at the amounts stated in the financial report. The recoverability of the carrying amounts of non-current assets is dependent on the ability of the Company and the Group to continue as going concerns and be successful in exploiting their smart card and electronic ticketing solutions as set out in note 1(a) to the financial statements.

Scope and Summary of our Role

The Financial Report – Responsibility and Content

The preparation of the financial report for the year ended 30 June 2002 is the responsibility of the Directors of ERG Limited. It includes the financial statements for ERG Limited (the Company) and for the ERG Group (the Group), which incorporates ERG Limited and the entities it controlled during the year ended 30 June 2002.

The Auditor's Role and Work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the Directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company's and the Group's financial position, and their performance as represented by the results of their operations and cash flows.

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in their financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence;
- evaluating the accounting policies applied and significant accounting estimates made by the Directors in their preparation of the financial report;
- obtaining written confirmation regarding material representations made to us in connection with the audit; and
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ERG LIMITED

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the *Corporations Act 2001* and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Group. These services are disclosed in note 37 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

A J Good
Partner

Perth, Western Australia, 30 September 2002

INVESTOR INFORMATION

The investor information set out below was applicable as at 29 August 2002.

Twenty Largest Shareholders

Name	Number of Shares	Percentage of Issued Capital
Banksys SA	31,016,515	3.31
J P Morgan Nominees Australia Limited	27,241,549	2.91
Westpac Custodian Nominees Limited	17,576,019	1.88
American Express Travel Related Services Company Inc	14,841,655	1.58
Interpay Nederland BV	14,841,655	1.58
Visa International Service Association	14,841,655	1.58
ANZ Nominees Limited	13,997,818	1.49
National Nominees Limited	12,853,666	1.37
Mr Peter John Fogarty	7,944,940	0.85
HSBC Custody Nominees (Australia) Limited	7,289,352	0.78
Bernville Pty Limited	4,600,000	0.49
Commonwealth Custodial Services Limited	4,433,154	0.47
First Pacific Dal Pty Limited	4,000,000	0.43
Fortis Clearing Nominees Pty Limited (Settlement A/C)	3,901,651	0.42
Invia Custodian Pty Limited (Loan Scrip A/C)	3,900,000	0.42
Permanent Trustee Australia Limited (DPS0001 A/C)	3,820,206	0.41
Eddystone Investments Pty Ltd	3,357,614	0.36
Dr Thomas John Beresford	3,159,915	0.34
Niako Investments Pty Ltd	3,013,606	0.32
Heiroglyph Pty Ltd	2,850,000	0.30
	199,480,970	21.29

Substantial Shareholders

There were no substantial shareholders of the Company at 29 August 2002.

Distribution of Listed Ordinary Shareholders

Units Held – Listed Ordinary Shares	Holders	Total Units	Percentage
1 - 1,000	5,244	3,238,960	0.4
1,001 - 5,000	20,092	57,160,001	6.1
5,001 - 10,000	11,229	87,284,606	9.3
10,001 - 100,000	14,368	387,769,735	41.4
100,001+	777	401,425,863	42.8
	51,710	936,879,165	100.0

There were 12,633 holders of less than a marketable parcel of shares.

The percentage of the total holding held by the twenty largest shareholders was 21.29%.

INVESTOR INFORMATION

The investor information set out below was applicable as at 29 August 2002.

Twenty Largest Listed Convertible Noteholders

Name	Number of Notes	Percentage of Listed Notes
J P Morgan Nominees Australia Limited	6,481,590	35.00
PAN Australian Nominees Pty Limited	1,450,000	7.83
Sandhurst Trustees Ltd (Aust Ethical Equities A/C)	1,080,515	5.83
Westpac Custodian Nominees Limited	1,007,972	5.44
UCA Balanced Growth Fund Limited	450,000	2.43
Sandhurst Trustees Ltd (Aust Ethical Balanced A/C)	407,791	2.20
Custodial Asset Finance Pty Ltd	340,000	1.84
National Nominees Limited	297,000	1.60
Tower Trust Limited	287,638	1.55
ANZ Nominees Limited	269,572	1.46
AMP Life Limited	256,604	1.39
Sandhurst Trustees Ltd (Aust Ethical Large Co A/C)	232,815	1.26
ASC Pty Limited	225,624	1.22
Ingot Capital Management Pty Ltd	212,300	1.15
Diversified United Investment Limited	150,000	0.81
Ingot Capital Investments Pty Ltd	145,500	0.79
Invia Custodian Pty Limited (White A/C)	130,000	0.70
Ingot Capital Investments Pty Ltd	128,189	0.69
Australian United Investment Company Limited	105,000	0.57
Utilico International Limited	100,000	0.54
	13,758,110	74.30

Distribution of Listed Convertible Noteholders

Units Held - Listed Convertible Notes	Holders	Total Units	Percentage
1 - 1,000	467	316,706	1.7
1,001 - 5,000	647	1,606,752	8.6
5,001 - 10,000	101	773,336	4.2
10,001 - 100,000	78	2,163,615	11.7
100,001+	19	13,658,110	73.8
	1,312	18,518,519	100.0

There were three holders of less than a marketable parcel of convertible notes.

The percentage of the total holding held by the twenty largest noteholders was 74.30%.

INVESTOR INFORMATION

Shareholder Enquiries

Shareholders seeking information regarding their shareholdings should contact the Company's share registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Banking Building
45 St George's Terrace
Perth Western Australia 6000
Telephone +61 8 9323 2000
Facsimile +61 8 9323 2033
Website www.computershare.com
Email perth.services@computershare.com.au

Each enquiry should refer to the Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown on the holding statements and dividend statements.

Alternatively, you can conveniently check your details by visiting our website www.erggroup.com and clicking on the Shareholder Information heading. For security reasons you will then need to key in your SRN or HIN, plus family name and postcode, to enable you to access your personal information.

This service can provide you with:

- current holding balances;
- dividend history;
- TFN quotation status;
- historical price information;
- graphs of the share price against market indices; and
- downloadable forms for making changes to your shareholder details, such as change of address or dividend direct credit instructions.

Your Shareholding in ERG Limited

ERG Limited is a participating company in the Australian Stock Exchange's Clearing House Electronic Subregister System (CHESS) which provides a faster and more efficient settlement of share sales and purchases.

Shareholders with queries concerning the operation of CHESS may contact their stockbroker, the Australian Stock Exchange or the Company's share registry detailed above. Shareholders with specific enquiries about their buy and sell transactions should contact their sponsoring stockbroker.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the US.

Change of Address

If you change your address, please notify the share registry in writing as soon as possible, quoting your SRN and your old address for security purposes. Broker-sponsored shareholders should directly notify their sponsoring stockbroker.

Change of Name

Shareholders who have changed their name should notify the share registry or their sponsoring stockbroker in writing attaching a copy of the relevant marriage certificate or deed poll.

Tax File Numbers (TFN)

The Company is obliged to deduct tax from dividend payments to shareholders registered in Australia who have not quoted their TFN to the Company. If you have not already quoted your TFN, you may do so by contacting the share registry.

Removal from Annual Report Mailing List

Shareholders who do not wish to receive the annual report, or who are receiving more than one copy, or elect to view the annual report through our website, should advise the registry in writing.

CORPORATE GOVERNANCE STATEMENT

BOARD OF DIRECTORS AND ITS COMMITTEES

This statement outlines the principal corporate governance procedures of ERG Limited (ERG) that were in place throughout the financial year unless otherwise specified. The Board of Directors (Board) supports a system of corporate governance to ensure that the management of ERG is conducted to maximise the shareholder wealth of ERG in a proper and ethical manner. The key functions of the Board include:

- developing and approving corporate strategies, business plans and budgets;
- overseeing and monitoring organisational performance;
- monitoring financial performance including approval of the annual and half-yearly financial reports;
- liaising with the Company's auditors;
- appointing and assessing the performance of the Chief Executive Officer (CEO) and senior management team;
- approving major corporate initiatives and key policies;
- ensuring that any significant risks that may arise are identified, assessed, appropriately managed and monitored; and
- reporting to shareholders.

The Board meets at least six times a year. The composition of the Board, at present, consists of one Executive Director and four Non-Executive Directors, including the Chairman. Further information concerning the individual Director's experience and qualifications and attendance at meetings is set out on pages 9 and 30. The performance and composition of the Board are reviewed annually by the Chairman and CEO to ensure that the Board has an appropriate mix of expertise and experience.

When a vacancy exists or where it is considered that the Board would benefit from the services of a new Director, the Chairman and CEO identify appropriately qualified and experienced candidates for consideration by the Board. The terms and conditions relating to the appointment and retirement of Non-Executive Directors are determined by the relevant provisions in the Company's Constitution and in the *Corporations Act 2001*.

All Directors are appointed for an agreed term, but are subject to re-election by rotation every three years and retirement at age 72.

The Board has adopted a policy restricting Directors from dealing in ERG shares, except in a 30-day period following seven days after the release of final and half-yearly results. The Chairman has the discretion to approve share dealings outside this policy. Dealings are not permitted at any time whilst in possession of price-sensitive information not already available to the market.

Directors have the right to seek independent advice, at ERG's expense, provided prior approval of the Chairman is given, which will not be unreasonably withheld.

The Board has established a number of committees to assist in carrying out its responsibilities in an effective and efficient manner.

Audit Committee

The Board has established an Audit Committee that operates under a charter approved by the Board. The Audit Committee meets at least half-yearly, prior to the release of preliminary final and half-yearly results to the Australian Stock Exchange.

The primary responsibility of the Audit Committee is to review the effectiveness of internal and operating controls, monitor the quality and reliability of financial information, ensure compliance with accounting policies determined by the Board and the quality of the annual audit and half-yearly review performed by the external auditor. A copy of the Audit Committee minutes is tabled for the full Board.

The Audit Committee consists of elected Non-Executive Directors and all meetings are held with the Company's external audit representative and Chief Financial Officer.

Document Execution Committee

The Board has established a Document Execution Committee to authorise execution of various documents. The committee consists of any two Directors or a Director and the Company Secretary.

Remuneration Committee

The Board has established a Remuneration Committee that reviews and recommends to the Board the remuneration of the CEO and senior management, Directors' fees, retirement and termination payments for Directors and the approval of invitations to participate in the ERG Limited Executive Option Plan. The Remuneration Committee is also responsible for succession planning for key executive roles.

BUSINESS RISK MANAGEMENT

The Board acknowledges that it is responsible for the effective management of business risks at ERG. In this regard, ERG views risk management as applied corporate governance – that is, effective risk management is one of the functional means by which ERG achieves its high corporate governance standards. ERG's approach to risk management is summarised in the ERG Risk Management Policy that was approved by the Board in June 2000.

ERG has established a number of structures and processes for the effective management of business risks including the following:

Risk Management Policy

The risk management policy can be summarised by the following excerpt:

ERG is committed to the protection and enhancement of its people, brand, assets and revenues and return to its shareholders. To this end, ERG will assess and manage the full range of strategic, financial, operational, commercial and technical risks and opportunities that may affect the achievement of ERG's strategic objectives.

Risk Management Committee

A Risk Management Committee operates under a charter approved by the Board and includes Board and senior management representation. The primary responsibilities of the Risk Management Committee are to:

- facilitate and oversee the process for identification and analysis management of business risk;
- review the business risk analysis and consider its rigour and completeness;
- manage the ERG insurance program, in light of the business risk analysis;
- review the Company's preparedness for addressing major loss events; and
- review and recommend risk management education processes and tools.

Bid Review Committee

The Bid Review Committee is a management committee that evaluates key projects for which ERG bids. The committee reviews the assessment of the risks and returns from the proposed project and the strategic importance of opportunities.